SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE – JUNE 30, 2003	Corporate Legislation
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A	3 - CNPJ 33,700,394/0001-40
4 – NIRE 35,300,102,771

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 4th Floor			2 - DISTRICT Pinheiros
3 - POST CODE 05423-901		4 – TOWN São Paulo		5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3097-1313	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3097-4830	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 - NAME JOSÉ LUCAS FERREIRA DE MELO
2 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 4th Floor			2 - DISTRICT Pinheiros
4 - POST CODE 05423-901		5 – TOWN São Paulo		6 - STATE SP
7 - AREA CODE 11	8 - PHONE 55 (11) 3097-1313	9 – PHONE	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 55 (11) 3097-4830	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2003	Dec 31, 2003	2	Apr 1, 2003	Jun 30, 2003	1	Jan 1, 2003	Mar 31, 2003
9 - NAME/CORPORATE NAME OF THE AUDITOR DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11 - Responsible Partner Name Osmar Aurélio Lujan					12 – Responsible Partner CPF 077,222,728-43

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER June 30, 2003	2 - PRIOR QUARTER March 31, 2003	3 - SAME QUARTER PRIOR YEAR June 30, 2002
Paid-Up Capital
1 – Common	75,568,744	75,568,744	75,568,744
2 – Preferred	65,317,089	65,317,089	65,317,089
3 – Total	140,885,833	140,885,833	140,885,833
In Treasury Stock
4 – Common	0	0	0
5 – Preferred	3,274,411	2,927,261	2,339,021
6 – Total	3,274,411	2,927,261	2,339,021

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Financial Institution
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER Private National
4 - ACTIVITY CODE 1090100 – Commercial Bank
5 - PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA (1)	July 21, 2003	Interest on own capital	July 31, 2003	Common	0.0013611000
02	RCA (1)	July 21, 2003	Interest on own capital	July 31, 2003	Preferred	0.0014972000
(1)	Board of directors meeting

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE August 14, 2003	2 - SIGNATURE

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1.

We have performed a special review of the accompanying quarterly information - ITR (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries for the quarter and six-month period ended June 30, 2003, prepared under the responsibility of the Bank’s management, in accordance with accounting practices adopted in Brazil, which are comprised of the balance sheets, statements of income and performance report.

2.

Our review was conducted in accordance with specific rules and regulations established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Bank personnel about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Bank and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order for them to be in conformity with accounting practices adopted in Brazil and specific standards issued by the Brazilian Securities and Exchange Commission, specifically applied to the preparation of the obligatory quarterly information.

4.

Additionally, we have reviewed the statements of cash flows (Parent Company and Consolidated) for the quarter and six-month period ended June 30, 2003, presented in Note 20 to the quarterly information, applying the same procedures that are described in Paragraph 2 above. These statements are not required by Brazilian Corporate Law and are intended to provide additional information. Based on our review, we are not aware of any material modifications that should be made to the statements of cash flows in order for them to be in conformity with accounting practices adopted in Brazil.

5.

Previously, we performed special reviews on the balance sheets (Parent Company and Consolidated) as of March 31, 2003 and on the income statements (Parent Company and Consolidated) for the quarter and six-month period ended June 30, 2002, and issued reports dated May 9, 2003 and August 12, 2002, respectively, that expressed unqualified opinions.

6.

We performed the review of the quarterly information for the quarter and six-month period ended June 30, 2003 together with the audit of the financial statements (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries for the same date, and issued an unqualified opinion thereon, dated August 11, 2003.

7.	These quarterly information have been translated into English for the convenience of the readers.

São Paulo, August 11, 2003

DELOITTE TOUCHE TOHMATSU	Osmar Aurélio Lujan
Auditores Independentes	Engagement Partner
CRC No. 2 SP 011609/O-8	CRC No. 1 SP 160203/O-1

(Convenience translation into English from the original previously issued in Portuguese )

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET
Amounts expressed in thousands of Reais
ASSETS	June 30, 2003	March 31, 2003

CURRENT ASSETS	37,071,510	39,530,757

CASH AND DUE FROM BANKS	608,377	633,262

SHORT-TERM INTERBANK INVESTMENTS	10,422,353	10,112,264
Securities purchased under resale agreements	6,496,001	6,285,994
Interbank deposits	3,920,649	3,797,019
Foreign currency investments	5,703	29,251

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,595,537	6,527,826
Own portfolio	3,765,169	3,912,273
Subject to repurchase commitments	137,000	478,073
Pledged with Brazilian Central Bank	902,460	1,238,068
Pledged under guarantees rendered	447,714	778,906
Derivative financial instruments	343,194	120,506

INTERBANK ACCOUNTS	4,757,431	4,647,321
Payments and receipts pending settlement	906,505	821,255
Compulsory deposits:
- Brazilian Central Bank	3,833,815	3,813,366
- National Housing System - SFH	5,185	4,262
Interbank onlendings	6,359	7,318
Correspondent banks	5,567	1,120

INTERDEPARTMENTAL ACCOUNTS	2,760	2,446
Third-party funds in transit	157	84
Internal transfers of funds	2,603	2,362

LENDING OPERATIONS	11,450,532	11,693,779
Lending operations:
- Public sector	35,401	53,676
- Private sector	12,223,174	12,417,458
Allowance for lending losses	(808,043)	(777,355)

OTHER CREDITS	4,074,016	5,763,087
Foreign exchange portfolio	2,938,212	4,842,502
Income receivable	259,046	136,442
Negotiation and intermediation of securities	44,182	41,811
Sundry	853,121	769,694
Allowance for other credits losses	(20,545)	(27,362)

OTHER ASSETS	160,504	150,772
Other assets	84,649	79,934
Allowance for other assets losses	(16,843)	(35,198)
Prepaid expenses	92,698	106,036

(Convenience translation into English from the original previously issued in Portuguese )

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET
Amounts expressed in thousands of Reais
ASSETS	June 30, 2003	March 31, 2003

LONG-TERM ASSETS	14,918,358	16,545,502

INTERBANK INVESTMENTS	350,401	365,330
Interbank deposits	350,401	365,330

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,997,215	7,604,036
Own portfolio	3,549,905	4,345,557
Subject to repurchase commitments	321,874	739,173
Pledged with Brazilian Central Bank	1,636,793	1,973,781
Pledged under guarantees rendered	237,408	350,160
Derivative financial instruments	251,235	195,365

INTERBANK ACCOUNTS	64,546	65,090
Compulsory deposits:
- National Housing System - SFH	64,546	65,090

LENDING OPERATIONS	6,289,848	6,130,544
Lending operations:
- Public sector	247,592	296,366
- Private sector	6,247,225	6,082,349
Allowance for lending losses	(204,969)	(248,171)

OTHER CREDITS	2,199,570	2,360,713
Receivables on guarantees honored	2,333	1,753
Foreign exchange portfolio	1,299	-
Income receivable	6,114	3,437
Sundry	2,191,131	2,357,629
Allowance for other credits losses	(1,307)	(2,106)

OTHER ASSETS	16,778	19,789
Prepaid expenses	16,778	19,789

PERMANENT ASSETS	6,072,251	6,169,441

INVESTMENTS	5,276,436	5,345,908
Investments in subsidiary and associated companies	3,899,168	3,945,448
-Local	2,576,960	2,449,982
-Foreign	1,322,208	1,495,466
Goodwill on acquisitions of subsidiary companies	1,350,114	1,373,516
Other investments	53,413	53,203
Allowance for losses	(26,259)	(26,259)

FIXED ASSETS	371,256	390,624
Land and buildings in use	143,212	141,697
Other fixed assets	715,495	714,255
Accumulated depreciation	(487,451)	(465,328)

DEFERRED CHARGES	424,559	432,909
Organization and expansion costs	772,911	757,059
Accumulated amortization	(348,352)	(324,150)

T O T A L	58,062,119	62,245,700

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET
Amounts expressed in thousands of Reais
LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2003	March 31, 2003

CURRENT LIABILITIES	33,479,080	36,945,644

DEPOSITS	14,201,415	14,092,370
Demand deposits	2,916,962	2,712,652
Savings deposits	5,132,696	5,210,161
Interbank deposits	702,562	588,221
Time deposits	5,449,195	5,581,336

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,464,050	5,837,509
Own portfolio	512,248	1,154,429
Third parties portfolio	4,931,095	4,683,080
Unrestricted portfolio	20,707	-

RESOURCES FROM SECURITIES ISSUED	4,025,220	4,499,362
Mortgage notes	697,381	685,651
Securities abroad	3,327,839	3,813,711

INTERBANK ACCOUNTS	814,244	722,596
Receipts and payments pending settlement	775,763	681,038
Correspondent banks	38,481	41,558

INTERDEPARTMENTAL ACCOUNTS	468,433	403,923
Third-party funds in transit	460,555	388,768
Internal transfers of funds	7,878	15,155

BORROWINGS	4,009,865	4,262,503
Borrowings in Brazil - governmental agencies	339	555
Foreign borrowings	4,009,526	4,261,948

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,491,058	1,518,320
BNDES (National Economic Development Bank)	719,507	714,955
FINAME (National Industrial Financing Authority)	758,107	792,703
Other	13,444	10,662

FOREIGN ONLENDINGS	61,787	21,282
Foreign onlendings	61,787	21,282

DERIVATIVE FINANCIAL INSTRUMENTS	93,489	263,371
Derivative financial instruments	93,489	263,371

OTHER LIABILITIES	2,849,519	5,324,408
Collection of taxes and social contributions	164,464	195,492
Foreign exchange portfolio	1,346,876	3,606,468
Social and statutory	212,876	157,635
Taxes and social security	230,413	153,120
Negotiation and intermediation of securities	575	8,737
Accounts payable for purchase of assets	38,836	40,180
Subordinated debt	9,125	25,955
Sundry	846,354	1,136,821

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET
Amounts expressed in thousands of Reais
LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2003	March 31, 2003

LONG-TERM LIABILITIES	17,723,985	18,571,545

DEPOSITS	10,009,627	10,852,201
Interbank deposits	375,441	-
Time deposits	9,634,186	10,852,201

RESOURCES FROM SECURITIES ISSUED	333,728	153,606
Mortgage notes	6,979	27,076
Securities abroad	326,749	126,530

BORROWINGS	433,370	865,786
Borrowings in Brazil - governmental agencies	960	732
Foreign borrowings	432,410	865,054

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,229,974	3,262,740
BNDES (National Economic Development Bank)	2,295,742	2,252,676
FINAME (National Industrial Financing Authority)	844,587	934,254
Other	89,645	75,810

FOREIGN ONLENDINGS	203,363	212,306
Foreign onlendings	203,363	212,306

DERIVATIVE FINANCIAL INSTRUMENTS	128,460	261,866
Derivative financial instruments	128,460	261,866

OTHER LIABILITIES	3,385,463	2,963,040
Foreign exchange portfolio	1,299	-
Taxes and social security	207,186	199,501
Accounts payable for purchase of assets	41,035	58,531
Subordinated debt	822,804	894,552
Sundry	2,313,139	1,810,456

DEFERRED INCOME	12,098	11,887
Deferred income	12,098	11,887

STOCKHOLDERS' EQUITY	6,846,956	6,716,624
Capital:	3,690,602	3,690,602
- Local residents	2,615,684	2,614,339
- Foreign residents	1,074,918	1,076,263
Capital reserves	158,275	158,059
Revaluation reserve on subsidiaries	-	5,092
Revenue reserves	3,319,559	3,057,407
- Legal	298,873	274,332
- Statutory reserves	2,956,788	2,719,177
- Special dividends not distributed	63,898	63,898
Unrealized gains and losses - marketable securities and derivative financial instruments	(189,357)	(179,012)
Treasury stocks	(132,123)	(115,370)
Retained earnings	-	99,846

T O T A L	58,062,119	62,245,700

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

STATEMENTS OF INCOME (Amounts expressed in thousands of Reais, except per share data)
	From April 1, 2003 To June 30, 2003	From January 1, 2003 To June 30, 2003	From April 1, 2002 To June 30, 2002	From January 1, 2002 To June 30, 2002

REVENUE FROM FINANCIAL INTERMEDIATION	2,050,884	4,390,433	2,241,090	4,073,222
Lending operations	1,091,468	2,188,998	1,488,755	2,520,013
Marketable securities	(62,697)	940,723	1,572,926	2,165,767
Derivative financial instruments	866,530	891,074	(866,496)	(706,349)
Foreign exchange transactions	19,809	84,370	29,556	62,093
Compulsory deposits	135,774	285,268	16,349	31,698

EXPENSES ON FINANCIAL INTERMEDIATION	(890,822)	(2,490,552)	(2,231,616)	(3,473,354)
Deposits and securities sold	(680,298)	(2,045,425)	(1,638,845)	(2,571,348)
Borrowings and onlendings	(17,864)	(146,193)	(260,442)	(401,352)
Provision for lending, leasing and other credits losses	(192,660)	(298,934)	(332,329)	(500,654)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,160,062	1,899,881	9,474	599,868

OTHER OPERATING INCOME (EXPENSES)	(631,452)	(1,038,466)	204,602	(101,609)
Services rendered	363,432	686,150	313,747	599,775
Salaries, benefits, training and social security	(305,100)	(589,471)	(280,239)	(555,858)
Other administrative expenses	(383,591)	(756,724)	(380,864)	(756,821)
Financial transaction and other taxes	(79,222)	(142,803)	(55,983)	(121,631)
Equity in the results of subsidiary companies	259,385	451,981	235,682	448,272
Other operating income	105,297	192,268	477,747	517,642
Other operating expenses	(591,653)	(879,867)	(105,488)	(232,988)

OPERATING INCOME	528,610	861,415	214,076	498,259

NON-OPERATING INCOME (EXPENSE)	2,503	3,171	(5,106)	(12,759)
Income	14,377	20,290	15,250	17,821
Expense	(11,874)	(17,119)	(20,356)	(30,580)

INCOME BEFORE TAXES AND PROFIT SHARING	531,113	864,586	208,970	485,500

INCOME TAX AND SOCIAL CONTRIBUTION	(227,758)	(305,933)	75,212	61,891
Provision for income tax	(34,814)	(66,815)	1,614	(40,148)
Provision for social contribution	(14,174)	(24,799)	(14,066)	(22,193)
Deferred tax asset	(178,770)	(214,319)	87,664	124,232

PROFIT SHARING	(30,864)	(67,841)	(31,078)	(72,211)
Management	(2,525)	(4,463)	(1,708)	(3,528)
Employees	(28,339)	(63,378)	(29,370)	(68,683)

NET INCOME	272,491	490,812	253,104	475,180

Number of outstanding shares (Note 14a)	137,611,422,074	137,611,422,074	138,546,812,212	138,546,812,212
Net income per share: R$	0.00198	0.00356	0.00183	0.00343

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), which comprise the accounts of Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries, and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by the Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax;

  tax credits calculated on temporary differences between book value and tax amounts, and on tax loss carry-forwards; and

  profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover probable future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follow:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payments conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purposes.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primary derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

  Derivative financial instruments designed for hedging or to modify characteristics of financial assets or liabilities and (i) are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

– Fair value hedge. The financial assets and liabilities, and the corresponding derivative financial instruments, are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

– Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The non-effective hedge portion, when applicable, is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivative financial instruments, as mentioned above in item (c) are recognized as “Unrealized gains and losses – marketable securities and derivative financial instruments”, so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized in up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) Trading assets

	Unibanco		Unibanco Consolidated
Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	1,472,764	1,549,816	3,075,326	3,164,771
Financial treasury bills	1,807	1,811	806,998	807,832
Treasury bills	410,470	410,597	924,062	924,275
Central bank notes	676,197	712,055	680,579	716,458
Treasury notes	384,290	425,353	663,687	716,206

Brazilian sovereign bonds	199,327	195,652	220,807	217,132

Bank debt securities	20,599	20,799	135,143	135,343
Eurobonds	20,599	20,799	76,944	77,144
Time deposits	-	-	58,199	58,199

Open mutual funds (1)	-	-	1,872,662	1,872,662

Other	-	-	174,627	192,317

Total	1,692,690	1,766,267	5,478,565	5,582,225
____________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, independent of their maturity dates, since these securities are actively and frequently traded.

(b) Securities available for sale

(i) By type:

Issuer/Type of investment	Unibanco			Unibanco Consolidated
	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	732,426	(20,604)	711,822	1,708,686	(16,054)	1,692,632
Financial treasury bills	-	-	-	659,128	4,446	663,574
Central bank notes	560,418	1,686	562,104	597,594	3,048	600,642
Treasury notes	93,364	(60)	93,304	365,906	(59)	365,847
Other	78,644	(22,230)	56,414	86,058	(23,489)	62,569

Brazilian sovereign bonds	175,394	(47,607)	127,787	176,416	(47,650)	128,766

Corporate debt securities	2,205,588	(68,885)	2,136,703	2,556,459	(76,179)	2,480,280
Debentures	2,019,592	(52,106)	1,967,486	2,274,839	(56,501)	2,218,338
Eurobonds	111,781	(10,911)	100,870	175,627	(10,898)	164,729
Other	74,215	(5,868)	68,347	105,993	(8,780)	97,213

Bank debt securities	1,964,994	(8,110)	1,956,884	385,574	(6,591)	378,983
Eurobonds	1,859,746	(8,110)	1,851,636	260,979	(6,591)	254,388
Debentures	-	-	-	1,400	-	1,400
Mortgage notes	105,026	-	105,026	105,026	-	105,026
Time deposits	-	-	-	18,165	-	18,165
Other	222	-	222	4	-	4

Marketable equity securities	190,204	(27,037)	163,167	199,508	(31,056)	168,452

Open mutual funds (1)	6,060	-	6,060	201,623	-	201,623

Total	5,274,666	(172,243)	5,102,423	5,228,266	(177,530)	5,050,736
____________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco		Unibanco Consolidated
Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	981,121	976,899	694,976	695,690
Between 3 months and 1 year	1,029,543	1,006,007	698,402	676,808
Between 1 and 3 years	1,540,835	1,510,619	1,171,056	1,138,753
Between 3 and 5 years	1,034,235	985,360	1,391,931	1,338,600
Between 5 and 15 years	480,587	454,274	718,134	690,850
More than 15 years	-	-	137,873	137,873
No stated maturity (1)	208,345	169,264	415,894	372,162
Total	5,274,666	5,102,423	5,228,266	5,050,736
____________________
(1) Refers to marketable equity securities and open mutual funds.

(c) Securities held to maturity

(i) By type:

	Unibanco	Unibanco Consolidated
Issuer/Type of investment	Amortized cost
Federal government	3,253,478	4,304,921
Central bank notes	788,541	1,600,388
Treasury notes	2,464,937	2,687,436
Other	-	17,097

Brazilian sovereign bonds	473,765	473,765

Corporate debt securities	357,845	359,757
Eurobonds	357,845	359,757

Bank debt securities	44,545	44,545
Eurobonds	44,545	44,545

Total	4,129,633	5,182,988

The fair value of these securities was R$4,217,450 in Unibanco and R$5,292,720 in Unibanco Consolidated. The difference between amortized cost and the fair value totaled R$87,817 in Unibanco and R$109,732 in Unibanco Consolidated and are represented mainly to bonds issued by the Brazilian federal government.

(ii) By maturity:

	Unibanco	Unibanco Consolidated
Maturity	Amortized cost
Less than 3 months	245,952	585,258
Between 3 months and 1 year	1,087,954	1,235,088
Between 1 and 3 years	1,824,366	2,391,281
Between 3 and 5 years	804,455	804,455
Between 5 and 15 years	166,906	166,906
Total	4,129,633	5,182,988

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define financial ability.

(d) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type
Discounted loans and notes	10,083,903	10,285,552
Financing	7,149,691	8,579,016
Agricultural	764,768	764,768
Real estate loans	755,030	755,030
Credit card	-	2,596,225
Total lending operations	18,753,392	22,980,591

Leasing operations	-	459,076
Advances on exchange contracts (1)	1,836,969	1,836,969
Total leasing operations and advances on exchange contracts	1,836,969	2,296,045

Guarantees honored	2,333	2,333
Other receivables (2)	282,146	627,881
Total other credits	284,479	630,214

Co-obligation on credit card customer financing (3)	-	287,836

Total risk	20,874,840	26,194,686

By maturity
Past-due for more than 15 days (Note 5 (d))	532,006	1,397,118
Falling due:
Less than 3 months (4)	7,886,026	10,930,738
Between 3 months and 1 year	5,816,271	6,555,166
Between 1 and 3 years	4,253,036	4,825,440
More than 3 years	2,387,501	2,486,224
Total risk	20,874,840	26,194,686
____________________
(1)	Recorded in “Other liabilities” and “Other credits” - “Foreign exchange portfolio”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated
	Value	% of distribution	Value	% of distribution
Manufacturing
Basic metal industries	1,172,580	5.6	1,193,673	4.6
Paper, pulp and wood products	1,095,208	5.2	1,137,819	4.4
Chemical and pharmaceutical	1,086,166	5.2	1,113,975	4.3
Food, beverages and tobacco	1,062,646	5.1	1,105,217	4.1
Electricity, gas and water	1,082,426	5.2	1,100,429	4.2
Automotive industry	654,026	3.1	666,219	2.5
Production of machines and equipment	556,319	2.7	574,762	2.2
Petroleum	477,142	2.3	485,909	1.8
Extractive	419,356	2.0	445,025	1.7
Textiles, clothing and leather goods	274,448	1.3	283,380	1.1
Electronic and communications equipment	250,671	1.2	258,214	1.0
Production of metal goods	196,115	0.9	203,429	0.8
Electric and electronic	126,820	0.6	130,028	0.5
Rubber and plastic	115,344	0.6	126,475	0.5
Other manufacturing industries	17,970	0.1	19,194	0.1
Subtotal	8,587,237	41.1	8,843,748	33.8
Retailers
Wholesale	1,169,432	5.6	1,285,814	4.9
Retail	1,058,639	5.1	1,143,605	4.4
Lodging and catering services	72,162	0.3	79,631	0.3
Subtotal	2,300,233	11.0	2,509,050	9.6
Financial service
Financial companies	811,406	3.9	208,698	0.8
Insurance companies and private pension funds	14,919	0.1	15,299	-
Subtotal	826,325	4.0	223,997	0.8
Residential construction loans	203,450	1.0	203,450	0.8
Other services
Post office and telecommunications	1,189,179	5.7	1,211,190	4.6
Transportation	587,057	2.8	1,079,552	4.1
Real estate services	378,615	1.8	415,026	1.6
Construction	223,520	1.1	257,717	1.0
Cultural and sports leisure activities	160,258	0.8	164,989	0.6
Health and social services	88,895	0.4	97,684	0.4
Association activities	74,258	0.4	96,439	0.4
Education	75,506	0.4	87,212	0.3
Other services	1,311,847	6.2	1,413,523	5.4
Subtotal	4,089,135	19.6	4,823,332	18.4
Agriculture, livestock, forestry and fishing	764,768	3.7	764,768	2.9
Individual
Consumer loans	3,470,794	16.6	5,260,087	20.1
Credit card	-	-	2,884,061	11.0
Residential mortgage loans	632,898	3.0	632,899	2.4
Lease financing	-	-	49,294	0.2
Subtotal	4,103,692	19.6	8,826,341	33.7
Total	20,874,840	100.0	26,194,686	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated
Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,831,245	13.6	2,381,230	9.1
50 following clients	5,166,052	24.7	5,114,608	19.5
100 following clients	3,594,252	17.2	3,590,386	13.7
Other clients	9,283,291	44.5	15,108,462	57.7
Total	20,874,840	100.0	26,194,686	100.0

(d) Components of lending, leasing and other credits by risk level:

Risk level		Unibanco
			Past-due credits
	%minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	8,653,394	-	-	8,653,394	41.5	10	-
A	0.5	5,422,094	-	-	5,422,094	26.0	28,819	0.5
B	1.0	2,147,712	73,795	29,541	2,251,048	10.8	22,510	1.0
C	3.0	2,421,204	189,410	90,948	2,701,562	12.9	82,705	3.1
D	10.0	508,788	273,948	55,846	838,582	4.0	187,398	22.4
E	30.0	97,252	64,984	26,982	189,218	0.9	59,474	31.4
F	50.0	119,166	84,571	78,323	282,060	1.4	143,480	50.9
G	70.0	27,655	37,688	27,805	93,148	0.4	66,734	71.6
H	100.0	136,413	84,760	222,561	443,734	2.1	443,734	100.0
Total		19,533,678	809,156	532,006	20,874,840	100.0	1,034,864
% of total risk							5.0%

Risk level		Unibanco Consolidated
			Past-due credits
	%minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,035,398	-	-	9,035,398	34.5	10	-
A	0.5	8,873,333	-	-	8,873,333	33.9	72,624	0.8
B	1.0	2,227,955	127,798	253,182	2,608,935	10.0	35,056	1.3
C	3.0	2,718,157	241,402	235,775	3,195,334	12.2	120,651	3.8
D	10.0	537,312	291,955	161,940	991,207	3.8	216,201	21.8
E	30.0	109,584	74,123	118,321	302,028	1.1	99,581	33.0
F	50.0	131,162	90,947	179,892	402,001	1.5	205,709	51.2
G	70.0	38,330	42,106	111,965	192,401	0.7	137,102	71.3
H	100.0	165,143	92,863	336,043	594,049	2.3	594,049	100.0
Total		23,836,374	961,194	1,397,118	26,194,686	100.0	1,480,983
% of total risk							5.7%

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages might be used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The amount of renegotiated operations at June 30, 2003 with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$650,029 in Unibanco and R$794,131 in Unibanco Consolidated. These operations relate to active portfolio and credits written off against operations, and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the period:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	1,054,994	1,458,416
Provision for loan losses	192,660	412,815
Loan charge-offs	(212,790)	(390,248)
Balance at the end of the period	1,034,864	1,480,983

Loan recoveries (1)	31,957	97,876
____________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco	Unibanco Consolidated
Assets - Other credits
Unsettled exchange purchases	2,299,662	2,306,840
Rights on foreign exchange sold	684,088	691,548
(-) Received advances	(95,277)	(102,737)
Income receivable from advances on exchange contracts	47,260	47,260
Other	3,778	3,778
Total	2,939,511	2,946,689

Liabilities - Other liabilities
Unsettled exchange sales	649,907	657,354
Obligations for foreign exchange purchased	2,501,301	2,508,526
(-) Advances on exchange contracts	(1,807,976)	(1,807,976)
Other	4,943	4,943
Total	1,348,175	1,362,847

Off-balance sheet
Import credits outstanding	68,649	83,815
Confirmed export credits	3,705	5,993

(b) Statement of income

	Unibanco	Unibanco Consolidated
Income from foreign exchange transactions	713,784	895,742
Expenses from foreign exchange transactions	(913,035)	(1,095,676)
Income from foreign currency financing	(254,983)	(254,963)
Income from foreign exchange transactions	(42,383)	(43,852)
Expenses from obligations with foreign bankers	443,155	452,906
Other	73,271	73,270
Foreign exchange transactions for the quarter	19,809	27,427

7. Other Credits

	Unibanco	Unibanco Consolidated
Negotiation and intermediation of securities
Debtors - pending settlement	42,435	403,338
Financial assets and commodities to liquidate	1,747	1,747
Other	-	14,235
Total	44,182	419,320
Short-term	44,182	417,989
Long-term	-	1,331

Sundry
Deferred tax (Note 16 (a))	1,361,577	2,546,578
Escrow deposits for civil and labor suits	757,150	1,427,879
Prepaid taxes	81,538	434,174
Notes and credits receivable	214,153	555,901
Receivables from credit card operations	-	109,249
Receivables from purchase of assets	67,993	71,980
Government retirement benefit advances	36,334	36,334
Salary advances and other	39,289	60,186
Other	486,218	1,264,610
Total	3,044,252	6,506,891
Short-term	853,121	2,547,851
Long-term	2,191,131	3,959,040

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	3,123,885	8,971,797
Long-term assets	1,719,722	4,939,042
Permanent assets	154	442
Total assets	4,843,761	13,911,281

Current liabilities	3,320,189	9,535,582
Long-term liabilities	1,039,854	2,986,460
Deferred income	397	1,141
Branch equity	483,321	1,388,098
Total liabilities	4,843,761	13,911,281

Net income for the quarter	103,289	277,831

Unibanco’s Board of Directors approved in meetings held on January and May 2003, the distribution of dividends by the Grand Cayman branch in the amount of US$100,000 thousand and the reduction of the Nassau branch’s capital in the amount of US$120,000 thousand, respectively.

Unibanco’s Board of Directors approved in meeting held on May 2003, the reduction of the Nassau branch’s equity in the amount of US$18,342 thousand, as a result of the closing of the New York branch, temporally alocated to the Nassau branch’s equity.

Unibanco’s Board of Directors approved in meeting held on July 2003, the distribution of dividends by the Nassau branch in the amount of US$53,000 thousand.

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary and associated companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$428,309 in Unibanco and R$442,343 in Unibanco Consolidated were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follow:

	Number of shares or quotas		Percentage holding (%)				Equity in results adjustments	Investments value
	Common	Preferred	Unibanco	Unibanco Consolidated	Adjusted stockholders equity	Adjusted net income (loss)	Unibanco	Unibanco
Subsidiary companies
Unibanco AIG Seguros S.A. (5)	336,204,927	183,958,940	49.700	49.700	1,322,687	53,571	26,254	657,369
Unipart Participações Internacionais Ltd.	1,302,031	-	100.000	100.000	1,266,427	29,799	30,850	1,266,427
Unicard Banco Múltiplo S.A. (1)	117,629,257,620	101,832,650,091	100.000	100.000	825,161	56,423	51,753	658,420
Unibanco Representação e Participações Ltda.	123,204,651	895,134	99.999	100.000	379,882	84,954	84,987	379,882
Banco Fininvest S.A.	3,931	1,034	99.920	99.920	305,807	23,295	23,384	305,561
Banco Dibens S.A. (2)	4,313,047,972	-	51.001	51.001	181,975	4,589	2,351	92,809
Unibanco Leasing S.A. – Arrendamento Mercantil	264,919	-	99.999	99.999	137,285	3,605	3,605	137,284
Unibanco Corretora de Valores Mobiliários S.A. (3)	30,000,000	30,000,000	99.999	100.000	74,822	2,338	3,139	74,822
Interbanco S.A. (2)	18,999,793	-	99.996	99.999	55,783	4,057	4,057	55,781
Banco1.net S.A. (4)	34,077,757	-	65.934	65.934	50,695	(643)	(418)	33,425
Unibanco Asset Management – Banco de Investimento S.A.	1,468,400	1,468,405	99.999	99.999	24,094	3,576	3,587	24,094
Other	-	-	-	-	-	-	519	1,884
Main Unipart Participações Internacionais Ltd.’s direct and indirect subsidiary companies (i) (1)
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000	702,675	11,292	-	-
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	-	100.000	240,672	16,507	-	-
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	-	99.999	176,754	2,580	-	-
Unibanco Securities Ltd.	17,770,000	-	-	100.000	50,620	6,575	-	-
Main Unibanco AIG Seguros S.A.’s direct subsidiary companies (i)
Unibanco AIG Previdência S.A. (5)	465,403	-	-	100.000	127,588	11,945	-	-
Unibanco AIG Saúde Seguradora S.A. (5)	20,000,000	-	-	100.000	34,170	1,594	-	-
Main Unibanco Representação e Participações Ltda.’s direct and indirect subsidiary companies (i)
Unibanco Cia. de Capitalização (5)	4,194,130	-	-	99.992	408,895	73,097	-	-
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	-	100.000	215,955	1,912	-	-
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100.000	123,131	381	-	-
BWU Representação e Participações Ltda. (5)	36,133,577	93,947,299	-	60.000	49,109	280	-	-
Jointly controlled companies (i)
Credicard S.A.- Administradora de Cartões de Crédito (5)	12,937,771	-	33.333	33.333	417,917	69,715	23,238	139,306
Serasa S.A.	363,690	348,855	-	19.120	139,703	13,244	-	-
Banco Investcred Unibanco S.A.	95,284	-	49.997	49.997	130,910	6,471	3,235	65,451
Tecnologia Bancária S.A.	762,277,905	-	-	21.432	118,503	3,919	-	-
Redecard S.A.	199,990	400,000	-	31.943	69,127	27,828	-	-
Cibrasec – Cia. Brasileira de Securitização	7,500	-	12.499	12.499	53,225	2,195	274	6,653
Interchange Serviços S.A.	74,999,999,998	-	-	25.000	27,834	(3)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83,109	83,115	-	49.998	32,278	3,584	-	-
Unibanco Rodobens Administradora de Consórcios Ltda.	11,298,500	-	-	50.000	30,916	4,161	-	-
Other	-	-	-	-	-	-	(1,430)	-
Total							259,385	3,899,168

	Number of shares or quotas		Percentage holding (%)				Equity in results adjustments	Investments value
	Common	Preferred	Unibanco	Unibanco Consolidated	Adjusted stockholders equity	Adjusted net income	Unibanco Consolidated	Unibanco Consolidated
Associated companies
AIG Brasil Cia. de Seguros (5)	54,213,933	-	-	49.999	87,610	2,908	1,454	43,804
Other	-	-	-	-	-	-	1,433	13,186
Total							2,887	56,990

(i) The percentage shown in the Unibanco Consolidated column refers to the controlling companies' percentage holding.

(1) The difference between the net income and the equity in result adjustments and the equity and the investment resulted mainly of the gains to be realized on the sale of companies within of Unibanco’s group, that are being recognized in line with goodwill’s amortization, calculated on the same dates. In April 2003, Banco Credibanco S.A. was merged into Banco Bandeirantes S.A. and the social denomination was changed to Unicard Banco Múltiplo S.A.

(2) In April 2003 the capital was increased in R$37,127 issued by 1,669,664,771 common shares.

(3) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock exchange membership certificates recognized directly to net equity of the investee company.

(4) In April 2003 the capital of Banco1.net S.A. was increased by R$12,000 and 12,083,484 new common shares were issued, integrally subscribed by Unibanco.

(5) Companies audited by other independent auditors.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statement and the amount amortized during the period were as follows:

	Balance to be amortized	Amortization during the quarter
Bandeirantes	900,831	12,129
Fininvest	358,230	4,665
Other	152,476	6,518
Total	1,411,537	23,312

10. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are readjusted using the saving deposits index, plus average interest of 17.86% per annum, and are payable up to October 18, 2004.

(b) Euronotes

Maturity	Currency	Unibanco	Unibanco Consolidated
Less than 3 months	US$	930,793	795,180
	EUR	252,733	252,727
		1,183,526	1,047,907

From 3 to 12 months	US$	1,366,185	1,289,748
	EUR	582,251	580,166
		1,948,436	1,869,914

From 1 to 3 years	US$	231,474	524,610
	EUR	12,153	12,153
		243,627	536,763

From 3 to 5 years	US$	20,177	28,670

From 5 to 15 years	US$	39,271	39,271

Total		3,435,037	3,522,525

The average interest rate as of June 30, 2003 was 5.20% per annum in Unibanco and 5.70% per annum in Unibanco Consolidated. (c) Commercial Paper Programs

The commercial paper programs, in the amount of R$159,020 in Unibanco and Unibanco Consolidated, are issued by the Grand Cayman branch and are payable up to August 13, 2003, with interest rates between 1.94% and 2.00% per annum.

(d) The other issues totaled R$60,531 in Unibanco and in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 11.20% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade finances, are payable up to December 15, 2011, with an average interest rate of 4.25% per annum.

12. Fiscal, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions, principally relating to income taxes, indirect taxes and labor claims. The provision for probable future losses is recorded considering the success probability of the lawsuits based on the advice of external counsel. Provisions recorded and respective changes in the period were as follows:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	667,344	1,608,290
Provision charged	110,310	193,563
Payments	(30,644)	(46,229)
Balance at the end of the period	747,010	1,755,624

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, with the provision accrued being reverted when, based on the opinion of legal consultant, the possibility of loss is remote.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against Unibanco and its subsidiaries on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The press released months ago, that former controllers of Banco Nacional S.A. filed suits against Banco Central do Brasil and Unibanco in connection with the sale of assets and liabilities of Banco Nacional, however Unibanco had only received the service of one of the processes in August 2003. Unibanco considers this suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need in making any provisions in this case.

13. Other Liabilities

(a) Subordinated debt

	Issue	Maturity	Remuneration per annum	Unibanco	Unibanco Consolidated
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	583,525	574,780
Subordinated time deposits (2)	December 2002	December 2012	102% of CDI (3)	248,404	248,404

Total				831,929	823,184
____________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.79% per annum.
(2)	Subordinated time deposits can be redeemed from December 2007.
(3)	The Brazilian interbank interest rate.

(b) Sundry

	Unibanco	Unibanco Consolidated
Provision for labor and civil litigation	539,824	914,263
Provisions for payroll and administrative expenses	146,190	208,929
Amounts payable to associated company	4,376	-
Payable for official agreement	85,164	85,164
Payable related to insurance companies	-	213,317
Payable to merchants - credit card	-	1,335,244
Sale of rights of receipt of future flow of payment orders abroad (1)	1,772,024	1,772,024
Debt assumption contracts	391,346	-
Other	220,569	461,808
Total	3,159,493	4,990,749
Short-term	846,354	2,252,392
Long-term	2,313,139	2,738,357
____________________
(1)

Amount related to the sale of rights of receipt of future flow of payment orders receivable from Unibanco from its overseas correspondent banks, being US$400,000 thousand, bearing three month Libor plus 0.57% per annum, payable quarterly, with final maturity in April 2009; US$120,000 thousand, bearing three month Libor plus 4.25% per annum, payable quarterly, with final maturity in July 2009, and US$105,000 thousand, bearing 6.15% per annum, payable quarterly, with final maturity in July 2009.

14. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	75,568,744,349	-	75,568,744,349
Preferred	62,042,677,725	3,274,411,244	65,317,088,969
Total	137,611,422,074	3,274,411,244	140,885,833,318

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank’s annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On July 21, 2003, the Board of Directors approved the payment interest on capital for the shareholders, as an advance against the mandatory dividends for 2003, in the amount of R$195,747, being R$1.361100 (R$1.156935 net of applicable tax) per 1,000 common shares and R$1.497200 (R$1.272620 net of applicable tax) per 1,000 preferred shares.The interest on own capital was calculated in accordance of article 9º of Law nº 9.249/95 and the corresponding tax benefit was R$66,544. The payment of interest on own capital was made as of July 31, 2003 and corresponding, net of applicable tax, to 35.68% of the net income for the six-month period, after constitution of legal reserve.

The Unit had interest on capital of R$2.781200 (R$2.364020 net of applicable tax) per 1,000 Units being R$1.284000 (R$1.091400 net of applicable tax) from Holdings and R$1.497200 (R$1.272620 net of applicable tax) from Unibanco. For each GDS there were interest on capital of R$1.390600 (R$1.182010 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on February 12, 2003 authorized, for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares, and 3,033,185,661 Unibanco Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction.

Up to June 30, 2003, 228,000,000 Unibanco preferred shares, 167,225,000 Units and 372,900 GDS issued by both Unibanco and Unibanco Holdings were repurchased. Through a “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDS and Unibanco Holdings assigned and transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares at an average price of R$46.16 as treasury stocks. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively.

The fair value of treasury stocks at June 30, 2003, based on the Unit price at June 30, 2003, in São Paulo Stock Exchange, was R$158,743.

(e) Changes in stockholders’ equity

Balance at March 31, 2003	6,716,624
Prior year adjustments (1)	(34,752)
Realization of revaluation reserve from subsidiary companies	(4,778)
Acquisition of own stocks	(16,753)
Restatement of exchange membership certificates	216
Fair value adjustments - marketable securities and derivatives	(10,345)
Net income for the quarter	272,491
Interest on own capital proposed	(75,747)
Balance at June 30, 2003	6,846,956
____________________
(1)

The prior year adjustments are mainly related to change in accounting practice on swap contracts with customers, the results of which are being recognized in accordance with maturities of the operations without fair value adjustments on swap contracts and on the associated asset operations and/or funding. Up to December 2002, also in accordance with the Brazilian Central Bank, the swap contracts were adjusted by their fair value.

(f) Conversion offer, exchange offer and global offer

At the Unibanco Holdings extraordinary shareholders' meeting held on April 28, 2003, permission was granted to convert class "A" preferred shares into class "B" preferred shares. The ratio of conversion will be one class "B" preferred share for every class "A" preferred share, at the discretion of Commerzbank Aktiengesellschaft (Commerzbank), the only stockholder that owns class "A" preferred shares.

On July 10, 2003, as the "Company Announcement" published on August 1 informed, Unibanco Holdings submitted to the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) a request for registering the public offer of an Exchange Offer, in Brazil. The holders of Unibanco preferred shares and of Unibanco Holdings class "B" preferred shares have the right, at their discretion, to create Units. Each Unit represents one Unibanco preferred share plus one Unibanco Holdings preferred class "B" share. Units have greater liquidity than Unibanco's preferred shares, although the latters are entitled to slightly higher dividends.

On August 1, 2003, both Unibanco and Unibanco Holdings called extraordinary shareholder meetings, scheduled for August 19, 2003, in order to decide on the proposal of allowing temporarily the conversion of common shares into preferred shares, and the conversion of common shares into class "B" preferred shares, respectively.

Mizuho Corporate Bank, Ltd. (Mizuho) and Commerzbank confirmed to Unibanco and to Unibanco Holdings their intention to take part of the Exchange Offer and to convert the total amount of their Unibanco and Unibanco Holdings stake into Units.

Unibanco and Unibanco Holdings, in a Company Announcement released on August 1, 2003, announced that they agreed with Mizuho and Commerzbank to file a request for the registration, both in Brazil and in the United States, of a Global Offer of Units, including Units in the form of Global Depositary Shares - GDS, owned by these shareholders.

On August 4 and 8, 2003, requests for the registration of the public distribution of Units and GDSs were filed on the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) and on the US Securities and Exchange Commission (SEC), respectively.

It is expected that the Global Offer will take place at some point between September and October 2003, subject to the approval of the relevant authorities. This event may result in a significant improvement of Units liquidity.

(g) Earnings per share

The earnings per 1,000 shares for the six month period ended June 30, 2003 is R$3.56, whether considering the average outstanding shares in the period, or R$3.57, whether considering the outstanding shares as of June 30, 2003, and R$1.98 for the second quarter, in both cases.

15. Other Operating Income and Expenses

(a) Other operating income

	Unibanco	Unibanco Consolidated
Other financial revenues	65,010	86,593
Restatement of taxes carry-forward	-	29,291
Foreign exchange rate variation on other liabilities	14,397	14,397
Revenue from real estate consortium	-	4,007
Dividends received from other investments	-	935
Other	25,890	17,122
Total	105,297	152,345

(b) Other operating expenses

	Unibanco	Unibanco Consolidated
Exchange rate losses on branches and subsidiaries abroad	428,310	442,344
Provision for employees and civil litigations	88,526	124,095
Amortization of goodwill on acquired companies	23,403	23,112
Expense related to checks and billing, net	27,007	27,007
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13 (b))	9,655	9,655
Foreign exchange losses on other credits	-	6,397
Expenses related to real estate consortium	-	3,272
Other	14,752	59,440
Total	591,653	695,322

16. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco
	March 31, 2003	Constitution	Realization	June 30, 2003
Allowance for lending losses	608,082	159,768	271,023	496,827
Other provisions not currently deductible	312,360	8,706	32,680	288,386
Tax loss and negative basis of social contribution carry-forwards	247,038	-	43,541	203,497
Social contribution carry-forwards (MP 2.158-35)	283,496	-	4,253	279,243
Subtotal	1,450,976	168,474	351,497	1,267,953
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	79,239	14,385	-	93,624
Net deferred tax assets	1,530,215	182,859	351,497	1,361,577
Total assets	1,530,215			1,361,577

	Unibanco Consolidated
	March 31, 2003	Constitution	Realization	June 30, 2003
Allowance for lending losses	755,728	234,674	338,254	652,148
Other provisions not currently deductible	647,390	48,905	54,071	642,224
Tax loss and negative basis of social contribution carry-forwards	668,406	45,253	54,925	658,734
Social contribution carry-forwards (MP 2.158-35)	501,945	-	11,655	490,290
Subtotal	2,573,469	328,832	458,905	2,443,396
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	78,815	24,367	-	103,182
Deferred tax obligations	(35,499)	-	(4,168)	(31,331)
Net deferred tax assets	2,616,785	353,199	454,737	2,515,247
Total assets	2,652,284			2,546,578
Total liabilities	35,499			31,331

	Unibanco
	December 31, 2002	Constitution	Realization	June 30, 2003
Allowance for lending losses	628,821	187,186	319,180	496,827
Other provisions not currently deductible	318,888	134,726	165,228	288,386
Tax loss and negative basis of social contribution carry-forwards	255,320	-	51,823	203,497
Social contribution carry-forwards (MP 2.158-35)	286,683	-	7,440	279,243
Subtotal	1,489,712	321,912	543,671	1,267,953
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	121,103	-	27,479	93,624
Net deferred tax assets	1,610,815	321,912	571,150	1,361,577
Total assets	1,610,815			1,361,577

	Unibanco Consolidated
	December 31, 2002	Constitution	Realization	June 30, 2003
Allowance for lending losses	780,081	279,919	407,852	652,148
Other provisions not currently deductible	687,023	195,294	240,093	642,224
Tax loss and negative basis of social contribution carry-forwards	658,438	69,096	68,800	658,734
Social contribution carry-forwards (MP 2.158-35)	508,500	-	18,210	490,290
Subtotal	2,634,042	544,309	734,955	2,443,396
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	126,269	7,208	30,295	103,182
Deferred tax obligations	(45,512)	-	(14,181)	(31,331)
Net deferred tax assets	2,714,799	551,517	751,069	2,515,247
Total assets	2,760,311			2,546,578
Total liabilities	45,512			31,331

Deferred tax assets recorded are computed at the tax rates in effect at each balance sheet date.

Deferred tax expected realization at June 30, 2003 was as follow:

	Unibanco			Unibanco Consolidated
Year	Social contribution (MP 2.158-35)	Other	Total	Social contribution (MP 2.158-35)	Other	Total
2003	-	160,888	160,888	5,693	444,078	449,771
2004	10,966	482,091	493,057	23,543	691,520	715,063
2005	15,625	224,734	240,359	30,065	322,710	352,775
2006	26,382	67,037	93,419	43,144	163,194	206,338
2007	40,364	13,490	53,854	59,388	106,133	165,521
2008 to 2012	185,906	40,470	226,376	283,177	164,389	447,566
2013 to 2017	-	-	-	45,280	61,082	106,362
Total	279,243	988,710	1,267,953	490,290	1,953,106	2,443,396

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,051,082 in Unibanco and R$1,939,012 in Unibanco Consolidated.

(b) Income tax and social contribution expenses

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	500,249	525,418
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(170,084)	(178,642)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variation on subsidiaries abroad	(68,609)	(140,052)
Interest on own capital paid or (received), net	18,096	33,463
Deferred tax credits of prior periods	-	52,493
Permanent differences (net)	(7,161)	9,901
Income tax and social contribution for the quarter	(227,758)	(222,837)

17. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	3,751,137	3,988,581
Assets under management (mainly mutual investment funds)	18,768,912	23,024,881
Lease commitments	57,728	57,728

18. Related-Party Transactions (Unibanco)

Assets
Interbank investments	2,766,971
Marketable securities and derivative financial instruments	1,767,438
Interbank accounts	4,921
Lending operations	621,509
Other credits
. Income receivable
Dividends and interest on own capital	159,943
. Sundry	19,568

Liabilities
Deposits	2,489,495
Securities sold under repurchase agreements	145,837
Resources from securities issued
. Securities abroad	215,877
Interbank accounts	17,011
Borrowings	302,424
Derivative financial instruments	61,726
Other liabilities
Negotiation and intermediation of securities	285
Subordinated debt	8,745
Sundry	395,171

Revenues
Lending operations	7,382
Marketable securities	179,983
Derivative financial instruments	210,615
Services rendered	32,733

Expenses
Deposits and securities sold	104,155
Foreign exchange transactions	6,836
Other administrative expenses	10,533
Other operating expenses	708

The amounts shown above reflect operations between Unibanco and its subsidiary companies, and have been eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

19. Financial Instruments

(a) Risk management

Unibanco continuously strives to improve its risk management practices, which is integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk institutional-wide basis. In addition, each business division has dedicated risk management staff. The risk committee composed of senior management evaluates the risks involved in activities and proposes risk management policies accordingly.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals is to avoid the concentration on clients and particular sectors that Unibanco believes have high risk factors. It has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit. The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit. Credit management in the retail banking business, is characterized by the processing at a large volume of credits requests, which requires specialized systems and process. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring are used for determination of which collection method or combination of collection methods is the most efficient. The bank had used statistical model in its credit analysis for over 30 years. Stricter standards for originating and managing loan portfolio is imposed, including restrictions on increases in credit limits, restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of portfolio is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing of currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Also are applied stress tests using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio. Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process, which is ongoing, allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Also the bank prepares and stores backup files recording all banking activities. Additionally, backup procedures and files are monitored periodically.

(b) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco		Unibanco Consolidated
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	4,271,050	4,272,116	2,133,180	2,134,247
Marketable securities	10,998,323	11,086,140	15,815,949	15,925,681
Lending operations	17,740,380	17,779,421	21,549,526	21,605,841
Derivatives, net	372,480	372,480	312,871	312,871

Liabilities
Interbank deposits	1,078,003	1,078,004	83,578	83,665
Time deposits	15,083,381	15,093,707	15,325,980	15,338,066
Mortgage notes	704,360	709,503	718,489	723,632
Resources from securities issued abroad	3,654,588	3,685,520	3,742,076	3,780,635
Subordinated debt	831,929	834,801	823,184	826,013
Other liabilities (Note 13 (b))	1,772,024	1,615,740	1,772,024	1,679,524
Treasury stocks	132,123	158,743	132,123	158,743

The fair value of marketable securities was based in internal valuation model, established based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the period, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the period for similar operations.

The fair value of derivatives was based in internal valuation model, established based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at June 30, 2003 in the São Paulo Stock Exchange.

(c) The current notional values and fair value of derivative financial instruments recorded in memorandum accounts at June 30 are as follows:

	Unibanco		Unibanco Consolidated
	Notional exposure (1)	Exposure at fair value (1) and (2)	Notional exposure (1)	Exposure at fair value (1) and (2)
Futures contracts	(1,005,936)	(1,005,936)	(19,942)	(19,942)
Currencies	(181,322)	(181,322)	(189,938)	(189,938)
Interbank interest rate	1,499,223	1,499,223	2,570,848	2,570,848
Exchange coupon	(2,324,438)	(2,324,438)	(2,401,453)	(2,401,453)
Index	601	601	601	601

Forward contracts	(202,293)	(202,293)	(202,294)	(202,294)
Currencies	(202,293)	(202,293)	(202,293)	(202,293)
Interbank interest rate	-	-	9,954	9,954
Fixed interest rate	-	-	(9,955)	(9,955)

Swap contracts	256,616	265,266	200,939	205,657
Currencies	(3,729,914)	(3,758,096)	(2,350,995)	(2,380,797)
Interbank interest rate	2,926,029	2,926,029	1,916,333	1,916,333
Fixed interest rate	(120,729)	(111,982)	(573,678)	(566,269)
Other	1,181,230	1,209,315	1,209,279	1,236,390

Swap contracts with daily reset	(26,243)	(26,243)	(26,271)	(26,271)
Currencies	2,718,262	2,718,262	2,755,814	2,755,814
Interbank interest rate	(2,744,505)	(2,744,505)	(2,782,085)	(2,782,085)

Option contracts
Purchased option	681,550	222,656	681,550	222,656
Purchase	632,850	211,616	632,850	211,616
Currencies	182,000	96,525	182,000	96,525
Interbank interest rate index	450,850	115,091	450,850	115,091
Sale	48,700	11,040	48,700	11,040
Interbank interest rate index	48,700	11,040	48,700	11,040
Sale option	463,500	84,686	463,500	84,686
Purchase	272,600	63,166	272,600	63,166
Currencies	128,000	51,632	128,000	51,632
Interbank interest rate index	144,600	11,534	144,600	11,534
Sale	190,900	21,520	190,900	21,520
Interbank interest rate index	190,900	21,520	190,900	21,520
____________________
(1)	Include the net of short position (long position).
(2)	For option contracts the fair value refers to the contracted quantity multiplied by the Delta option (partial derivation of premium in relation to the spot price of the respective asset).

On June 30, 2003, there were future operations of R$3,235,674 in Unibanco and R$4,248,311 in Unibanco Consolidated and swap contracts in the amount of R$639,282 in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges related to their time deposit indexed to interbank interest rate and IGPM (Market General Price Index), and part of their marketable securities indexed in US dollars. The unrealized loss of these derivatives amounted R$60,806 in Unibanco and R$66,040 in Unibanco Consolidated, net of applicable taxes and minority interest, during the quarter, and was recorded in “Unrealized gains or losses – marketable securities and derivative financial instruments”. The hedge’s effectiveness in June 30, 2003, was in accordance with the standards established by the Brazilian Central Bank.

On June 30, 2003, Unibanco and Unibanco Consolidated had swap contracts in the amount of R$582,733 accounted for at fair value and recognized as fair value hedge, used to hedge part of their marketable securities, indexed in US dollars. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$30,888, recorded as a debt in the income of the quarter and as a debt in “Marketable securities”. The hedge’s effectiveness in June 30, 2003, was in accordance with the standards established by Brazilian Central Bank.

The operations shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments registered in memorandum accounts.

The swap operations associated with funding and/or asset operations and the swap contracts contracted with subsidiary companies are recorded at current notional value and are not adjusted to fair value in accordance with the index variation occurred.

(d) Notional at fair value distributed by trade location

	Unibanco			Unibanco Consolidated
Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	(1,005,936)	-	(1,005,936)	(19,942)	-	(19,942)
Forward contracts	-	(202,293)	(202,293)	(1)	(202,293)	(202,294)
Swap contracts	(150,721)	415,987	265,266	(151,832)	357,489	205,657
Swap contracts with daily reset	(26,243)	-	(26,243)	(26,271)	-	(26,271)
Option contracts
Purchased position	222,656	-	222,656	222,656	-	222,656
Sale position	84,686	-	84,686	84,686	-	84,686
____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities)

The amount pledged to guarantee BM&F transactions were R$439,940 in Unibanco and R$488,105 in Unibanco Consolidated and are represented by federal government securities.

(e) The maturities of derivative financial instruments recorded in balance sheet accounts are as follows:

Unibanco		Unibanco Consolidated
Assets
Less than 3 months	101,694	83,278
Between 3 months and 1 year	241,500	215,221
Between 1 and 3 years	223,850	186,091
Between 3 and 5 years	26,034	23,773
Between 5 and 15 years	1,351	1,351
Total	594,429	509,714

Liabilities
Less than 3 months	30,246	33,333
Between 3 months and 1 year	63,243	47,462
Between 1 and 3 years	119,282	106,869
Between 3 and 5 years	6,584	6,584
Between 5 and 15 years	2,594	2,595
Total	221,949	196,843

The amounts of receivables under the swap contracts are R$486,911 in Unibanco and R$402,195 in Unibanco Consolidated and the amounts of payables are R$221,644 in Unibanco and R$196,538 in Unibanco Consolidated. Option premium received amounts R$1,629 in Unibanco and in Unibanco Consolidated and options premium paid amounts R$305 in Unibanco and R$305 in Unibanco Consolidated. The amounts receivable under term contracts are R$105,890 in Unibanco and in Unibanco Consolidated.

(f) The maturities of derivative financial instruments recorded in memorandum accounts are as follows:

	Unibanco
Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	(162,272)	(1,243,855)	512,781	(118,257)	5,667	(1,005,936)
Forward contracts	227,969	(472,635)	42,373	-	-	(202,293)
Swap contracts	71,448	71,043	104,568	19,450	(1,243)	265,266
Swap contracts with daily reset	(6,097)	(18,665)	(1,481)	-	-	(26,243)
Option contracts
Purchased position (1)	96,525	126,131	-	-	-	222,656
Sale position (1)	51,632	33,054	-	-	-	84,686
____________________________
(1)	For option contracts the fair value refers to the contracted quantity multiplied by the Delta option (partial derivation of premium in relation to the spot price of the respective asset).

	Unibanco Consolidated
Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	130,744	(823,970)	785,874	(118,257)	5,667	(19,942)
Forward contracts	227,968	(472,635)	42,373	-	-	(202,294)
Swap contracts	49,945	60,545	79,222	17,189	(1,244)	205,657
Swap contracts with daily reset	(6,097)	(18,665)	(1,509)	-	-	(26,271)
Option contracts
Purchased position	96,525	126,131	-	-	-	222,656
Sale position	51,632	33,054	-	-	-	84,686

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

20. Statements of Cash Flows

	Unibanco
	Quarter ended June 30, 2003	Six-months period ended June 30, 2003
Operating activities
Net income	272,491	490,812
Fair value adjustment – Trading securities and derivatives	20,544	(69,906)
Provision for loan losses	192,660	298,934
Deferred taxes	178,770	214,319
Reversal of foreclosed assets provision	(18,354)	(16,979)
Loss on sale of foreclosed assets and fixed assets	10,664	11,689
Amortization of goodwill on subsidiaries acquired	23,402	42,146
Equity in results of subsidiary and associated companies	(259,385)	(451,981)
Exchange gain on foreign investments	206,627	284,459
Depreciation and amortization	48,485	95,919
Changes in assets and liabilities
Decrease (increase) in interbank investments	(295,160)	6,886,546
Decrease in marketable securities and derivative financial instruments	2,378,672	2,664,895
Increase in Central Bank compulsory deposits	(20,449)	(50)
Net change in interbank and interdepartmental accounts	66,727	(12,512)
Decrease (increase) in lending operations	(117,885)	307,947
Increase in leasing operations	(100)	-
Net change in foreign exchange portfolio	(355,302)	(18,453)
Increase in other credits and other assets	(115,850)	(226,193)
Decrease in other liabilities	(61,922)	(181,318)
Increase (decrease) in deferred income	211	(1,717)
Net cash provided by operating activities	2,154,846	10,318,557

Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	60,126	294,136
Proceeds from sale of foreclosed assets	2,530	12,506
Purchase of/capital increase on investments in subsidiary and companies	(65,748)	(83,394)
Proceeds from sale of/capital decrease in subsidiary and associated companies	4,925	4,925
Purchase of other investments	(1)	(1)
Proceeds from sale of other investments	7	284
Purchase of fixed assets	(4,350)	(14,574)
Proceeds from sale of fixed assets	952	1,043
Deferred charges	(17,459)	(45,876)
Net cash provided by (used in) investing activities	(19,018)	169,049

Financing activities
Decrease in deposits	(733,529)	(1,758,867)
Decrease in securities sold under repurchase agreements	(373,459)	(8,259,857)
Increase (decrease) in resources from securities issued	(294,020)	819,090
Decrease in borrowings and onlendings	(713,520)	(1,303,406)
Purchase of own stocks	(16,753)	(43,174)
Dividends paid	(29,432)	(206,598)
Net cash used in financing activities	(2,160,713)	(10,752,812)

Net decrease in cash and due from banks	(24,885)	(265,206)

Cash and due from banks at the beginning of the period	633,262	873,583
Cash and due from banks at the end of the period	608,377	608,377
Net decrease in cash and due from banks	(24,885)	(265,206)

	Unibanco Consolidated
	Quarter ended June 30, 2003	Six-months period ended June 30, 2003
Operating activities
Net income	272,491	490,812
Fair value adjustment – Trading securities and derivatives	(29,127)	(211,575)
Provision for loan losses	412,815	696,668
Technical provisions for insurance, annuity products and retirement plans	439,228	820,091
Deferred taxes	115,534	165,369
Reversal of foreclosed assets provision	(17,567)	(15,608)
Loss on sale of foreclosed assets and fixed assets	3,395	4,626
Amortization of goodwill on subsidiaries acquired	23,312	39,758
Equity in results of subsidiary and associated companies	(2,887)	(4,862)
Loss on sale of investments	2	67
Depreciation and amortization	86,661	168,676
Minority interest	-	45,735
Changes in assets and liabilities
Decrease (increase) in interbank investments	(24,499)	7,174,271
Decrease in marketable securities and derivative financial instruments	2,089,869	2,344,337
Increase in Central Bank compulsory deposits	(36,383)	(33,469)
Net change in interbank and interdepartmental accounts	79,360	(40,036)
Increase in lending operations	(784,473)	(368,897)
Decrease in leasing operations	9,091	51,400
Net change in foreign exchange portfolio	(373,426)	(45,743)
Increase in other credits and other assets	(172,915)	(679,216)
Increase in other liabilities	401,710	333,643
Increase in deferred income	8,204	9,173
Net cash provided by operating activities	2,500,395	10,945,220

Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	1,733	18,934
Proceeds from sale of foreclosed assets	26,179	42,414
Purchase of/capital increase on investments in subsidiary and companies	(356)	(356)
Goodwill on acquisition of subsidiary companies	8,463	11,632
Proceeds from sale of/ capital decrease in subsidiary and associated companies	52	52
Purchase of other investments	(724)	(5,751)
Proceeds from sale of other investments	1,707	1,988
Purchase of fixed assets	(40,654)	(65,498)
Proceeds from sale of fixed assets	15,744	16,323
Deferred charges	(19,257)	(64,087)
Minority interest	17,626	(4,311)
Net cash provided by (used in) investing activities	10,513	(48,660)

Financing activities
Decrease in deposits	(1,198,029)	(2,010,083)
Decrease in securities sold under repurchase agreements	(561,810)	(8,487,343)
Increase (decrease) in resources from securities issued	(273,331)	745,188
Decrease in borrowings and onlendings	(712,570)	(1,132,040)
Purchase of own stocks	(16,753)	(43,174)
Dividends paid	(73,602)	(250,768)
Net cash used in financing activities	(2,836,095)	(11,178,220)

Net decrease in cash and due from banks	(325,187)	(281,660)

Cash and due from banks at the beginning of the period	1,122,015	1,078,488
Cash and due from banks at the end of the period	796,828	796,828
Net decrease in cash and due from banks	(325,187)	(281,660)

21. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the most relevant Unibanco’ subsidiary companies and the eliminations made are related only for companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries, includes mainly the accounts of the foreign branches: Unibanco Grand Cayman and Nassau, Credibanco - Grand Cayman and Dibens - Grand Cayman; banks: Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman); brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA):

Combined balance sheet
Assets
Current and long-term assets	13,748,093
Cash and due from banks	183,458
Interbank investments	1,751,409
Marketable securities	8,028,941
Interbank accounts	137,402
Lending and leasing operations	3,120,711
Other credits and other assets	526,172
Permanent assets	97,269
Total	13,845,362

Liabilities
Current and long-term liabilities	11,083,456
Deposits	1,554,806
Securities sold under repurchase agreements	498,347
Resources from securities issued	3,398,482
Interbank accounts	31,987
Borrowings and onlending in Brazil – Governmental agencies	2,756,574
Derivative financial instruments	3,490
Other liabilities	2,839,770
Deferred income	12,754
Minority interest	4
Stockholders’ equity	2,749,148
Total	13,845,362

Combined statement of income
Revenue from financial intermediation	451,240
Expenses on financial intermediation	(89,405)
Provision for lending, leasing and other credits losses	(33,339)
Salaries, benefits, training and social security and other administrative expenses	(16,477)
Other operating income (expenses)	(3,016)
Non-operating income, net	(1,032)
Profit sharing	(6)
Net income for the quarter	307,965

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Balance sheet
Assets
Current and long-term assets	5,208,527
Cash and due from banks	11,294
Marketable securities	4,384,762
Other credits and other assets	812,471
Permanent assets	248,594
Total	5,457,121

Liabilities
Current and long-term liabilities	4,134,219
Other liabilities	658,760
Technical provisions for insurance and retirement plans	3,475,459
Stockholders’ equity	1,322,902
Total	5,457,121

Statement of income
Revenue from financial intermediation	168,977
Provision for lending, leasing and other credits losses	1,586
Insurance and retirement plans premiums	801,403
Changes in technical provision for insurance and retirement plans	(389,086)
Insurance claims	(187,852)
Private retirement plans benefits expenses	(159,900)
Salaries, benefits, training and social security and other administrative expenses	(60,154)
Other operating income (expenses)	(114,815)
Non-operating income, net	2,687
Income tax and social contribution	(3,527)
Profit sharing	(5,748)
Net income for the quarter	53,571

(c) Credit card companies, including the jointly controlled companies as follows: Unicard Banco Múltiplo S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda. (33.333%) and Redecard S.A. (31.943%):

Combined balance sheet
Assets
Current and long-term assets	4,055,877
Cash and due from banks	4,037
Interbank investments	46,379
Marketable securities	793,086
Interbank and interdepartmental accounts	14,052
Lending operations	1,616,085
Other credits and other assets	1,582,238
Permanent assets	280,101
Total	4,335,978

Liabilities
Current and long-term liabilities	3,349,430
Deposits	746,728
Borrowings	173,535
Resources from securities issued	584,651
Interbank and interdepartmental accounts	148
Derivative financial instruments	778
Other liabilities	1,843,590
Stockholders’ equity	986,548
Total	4,335,978

Combined statement of income
Revenue from financial intermediation	295,275
Expenses on financial intermediation	(6,221)
Provision for lending, leasing and other credits losses	(102,370)
Services rendered	171,156
Salaries, benefits, training and social security and other administrative expenses	(139,884)
Other operating income (expenses)	(112,596)
Non-operating income, net	2,418
Income tax and social contribution	(21,961)
Profit sharing	(4,601)
Net income for the quarter	81,216

(d) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%) and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet
Assets
Current and long-term assets	1,942,434
Cash and due from banks	4,170
Interbank investments	31,267
Marketable securities	233,784
Interbank and interdepartmental accounts	19,605
Lending operations	1,363,760
Other credits and other assets	289,848
Permanent assets	144,740
Total	2,087,174

Liabilities
Current and long-term liabilities	1,715,916
Deposits	1,340,519
Interbank and interdepartmental accounts	14,833
Borrowings	31,576
Derivative financial instruments	10,277
Other liabilities	318,711
Stockholders’ equity	371,258
Total	2,087,174

Combined statement of income
Revenue from financial intermediation	306,511
Expenses on financial intermediation	(77,593)
Provision for lending, leasing and other credits losses	(105,488)
Salaries, benefits, training and social security and other administrative expenses	(115,723)
Other operating income (expenses)	23,899
Non-operating income, net	(142)
Income tax and social contribution	(2,213)
Profit sharing	(2,723)
Net income for the quarter	26,528

22. Other Information

(a) Free benefits generation program

Unibanco and part of its employees sponsor a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco AIG Previdência S.A., and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantialy a defined contribution plan.

During the quarter ended June 30, 2003, the contribution was R$301 in Unibanco and R$480 in Unibanco Consolidated.

(b) Stock option program

The Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talent. Pursuant to the program, Unibanco’s executives can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to June 30, 2003, Unibanco granted 849,200,000 stock options, in the form of Units. The term of the exercise is between January 21, 2005 and June 16, 2009, at an average exercise price of R$90.49 per 1,000 stock options.

(c) Assets leased to third parties, in the amount of R$915,679, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$587,086 and the residual value received in advance from these lessees amounts to R$495,794, classified as reduction account of leasing operations. Assets leased from third parties are not relevant.

(d) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At June 30, 2003, the insurance coverage on properties and other assets in use totaled R$560,976 in Unibanco and R$1,289,327 in Unibanco Consolidated.

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
ASSETS	June 30, 2003	March 31, 2003

CURRENT ASSETS	44,921,235	47,351,990

CASH AND DUE FROM BANKS	796,828	1,122,015

SHORT-TERM INTERBANK INVESTMENTS	8,319,514	8,289,534
Securities purchased under resale agreements	6,191,338	6,122,345
Interbank deposits	2,122,473	2,137,938
Foreign currency investments	5,703	29,251

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	9,445,730	10,194,003
Own portfolio	7,268,085	7,189,428
Subject to repurchase commitments	290,177	691,804
Pledged with Brazilian Central Bank	1,016,532	1,274,323
Pledged under guarantees rendered	572,437	900,198
Derivative financial instruments	298,499	138,250

INTERBANK ACCOUNTS	4,910,588	4,793,125
Payments and receipts pending settlement	933,002	850,278
Compulsory deposits:
- Brazilian Central Bank	3,959,995	3,923,612
- National Housing System - SFH	5,185	4,262
Interbank onlendings	6,359	7,318
Correspondent banks	6,047	7,655

INTERDEPARTMENTAL ACCOUNTS	6,857	9,643
Third-party funds in transit	267	164
Internal transfers of funds	6,590	9,479

LENDING OPERATIONS	14,795,467	14,665,497
Lending operations:
- Public sector	35,401	53,676
- Private sector	15,975,408	15,750,707
Allowance for lending losses	(1,215,342)	(1,138,886)

LEASING OPERATIONS	258,765	275,743
Leasing operations:
- Private sector	270,237	288,911
Allowance for leasing losses	(11,472)	(13,168)

OTHER CREDITS	6,024,510	7,638,579
Foreign exchange portfolio	2,945,390	4,842,502
Income receivable	135,573	103,206
Negotiation and intermediation of securities	417,989	392,851
Sundry	2,547,851	2,330,506
Allowance for other credits losses	(22,293)	(30,486)

OTHER ASSETS	362,976	363,851
Other assets	206,588	205,390
Allowance for other assets losses	(54,471)	(72,307)
Prepaid expenses	210,859	230,768

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
ASSETS	June 30, 2003	March 31, 2003

LONG-TERM ASSETS	17,888,007	19,304,524

INTERBANK INVESTMENTS	10,707	16,188
Interbank deposits	10,707	16,188

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	6,879,933	8,339,984
Own portfolio	4,023,558	4,484,172
Subject to repurchase commitments	452,773	883,970
Pledged with Brazilian Central Bank	1,681,909	2,081,639
Pledged under guarantees rendered	510,478	664,575
Derivative financial instruments	211,215	225,628

INTERBANK ACCOUNTS	64,546	65,090
Compulsory deposits:
- National Housing System - SFH	64,546	65,090

LENDING OPERATIONS	6,754,059	6,525,351
Lending operations:
- Public sector	247,592	296,366
- Private sector	6,722,190	6,487,593
Allowance for lending losses	(215,723)	(258,608)

LEASING OPERATIONS	179,780	187,407
Leasing operations:
- Private sector	189,444	198,129
Allowance for leasing losses	(9,664)	(10,722)

OTHER CREDITS	3,963,628	4,129,625
Receivables on guarantees honored	2,333	1,753
Foreign exchange portfolio	1,299	-
Income receivable	6,114	3,475
Negotiation and intermediation of securities	1,331	-
Sundry	3,959,040	4,130,943
Allowance for other credits losses	(6,489)	(6,546)

OTHER ASSETS	35,354	40,879
Prepaid expenses	35,354	40,879

PERMANENT ASSETS	3,281,951	3,357,927

INVESTMENTS	1,615,676	1,646,880
Investments in subsidiary and associated companies	56,990	55,650
-Local	48,810	47,470
-Foreign	8,180	8,180
Goodwill on acquisitions of subsidiary companies	1,411,537	1,443,312
Other investments	212,879	215,264
Allowance for losses	(65,730)	(67,346)

FIXED ASSETS	1,003,637	1,027,670
Land and buildings in use	658,302	662,233
Other fixed assets	1,237,081	1,205,094
Accumulated depreciation	(891,746)	(839,657)

DEFERRED CHARGES	662,638	683,377
Organization and expansion costs	1,188,224	1,201,843
Accumulated amortization	(525,586)	(518,466)

T O T A L	66,091,193	70,014,441

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2003	March 31, 2003

CURRENT LIABILITIES	37,333,491	40,852,688

DEPOSITS	14,915,025	15,047,043
Demand deposits	3,133,645	2,561,022
Savings deposits	5,434,731	5,522,120
Interbank deposits	74,943	130,445
Time deposits	6,271,706	6,833,456

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,318,723	5,880,533
Own portfolio	512,758	1,315,136
Third parties portfolio	4,805,965	4,565,397

RESOURCES FROM SECURITIES ISSUED	3,825,208	4,229,693
Mortgage notes	711,510	701,011
Securities abroad	3,113,698	3,528,682

INTERBANK ACCOUNTS	842,349	745,865
Receipts and payments pending settlement	820,445	724,234
Correspondent banks	21,904	21,631

INTERDEPARTMENTAL ACCOUNTS	472,166	411,540
Third-party funds in transit	460,849	389,053
Internal transfers of funds	11,317	22,487

BORROWINGS	4,029,028	4,374,077
Borrowings in Brazil - governmental agencies	339	555
Borrowings in Brazil - other institutions	179,297	220,346
Foreign borrowings	3,849,392	4,153,176

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,701,950	1,689,331
BNDES (National Economic Development Bank)	719,507	714,955
FINAME (National Industrial Financing Authority)	968,999	963,714
Other	13,444	10,662

FOREIGN ONLENDINGS	61,787	21,282
Foreign onlendings	61,787	21,282

DERIVATIVE FINANCIAL INSTRUMENTS	80,795	150,362
Derivative financial instruments	80,795	150,362

OTHER LIABILITIES	6,086,460	8,302,962
Collection of taxes and social contributions	165,772	196,461
Foreign exchange portfolio	1,361,548	3,606,468
Social and statutory	349,336	271,908
Taxes and social security	462,366	407,580
Negotiation and intermediation of securities	412,996	448,935
Accounts payable for purchase of assets	39,328	42,571
Technical provisions for insurance and capitalization plans	1,033,732	1,043,591
Subordinated debt	8,990	25,812
Sundry	2,252,392	2,259,636

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2003	March 31, 2003

LONG-TERM LIABILITIES	21,083,250	21,643,463

DEPOSITS	9,062,909	10,128,920
Interbank deposits	8,635	10,839
Time deposits	9,054,274	10,118,081

RESOURCES FROM SECURITIES ISSUED	635,357	504,203
Mortgage notes	6,979	27,076
Securities abroad	628,378	477,127

BORROWINGS	435,099	869,982
Borrowings in Brazil - governmental agencies	960	732
Borrowings in Brazil - other institutions	-	47
Foreign borrowings	434,139	869,203

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,500,427	3,477,247
BNDES (National Economic Development Bank)	2,295,742	2,252,676
FINAME (National Industrial Financing Authority)	1,115,040	1,148,761
Other	89,645	75,810

FOREIGN ONLENDINGS	203,363	212,306
Foreign onlendings	203,363	212,306

DERIVATIVE FINANCIAL INSTRUMENTS	116,048	206,409
Derivative financial instruments	116,048	206,409

OTHER LIABILITIES	7,130,047	6,244,396
Foreign exchange portfolio	1,299	-
Taxes and social security	852,764	781,397
Accounts payable for purchase of assets	41,035	58,531
Technical provisions for retirement plan company	2,682,398	2,309,794
Subordinated debt	814,194	890,907
Sundry	2,738,357	2,203,767

DEFERRED INCOME	73,405	65,201
Deferred income	73,405	65,201

MINORITY INTEREST	754,091	736,465

STOCKHOLDERS' EQUITY	6,846,956	6,716,624
Capital:	3,690,602	3,690,602
- Local residents	2,615,684	2,614,339
- Foreign residents	1,074,918	1,076,263
Capital reserves	158,275	158,059
Revaluation reserve on subsidiaries	-	5,092
Revenue reserves	3,319,559	3,057,407
- Legal	298,873	274,332
- Statutory reserves	2,956,788	2,719,177
- Special dividends not distributed	63,898	63,898
Unrealized gains and losses - marketable securities
and derivative financial instruments	(189,357)	(179,012)
Treasury stocks	(132,123)	(115,370)
Retained earnings	-	99,846

T O T A L	66,091,193	70,014,441

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED STATEMENTS OF INCOME (Amounts expressed in thousands of Reais, except per share data)
	From April 1, 2003 To June 30, 2003	From January 1, 2003 To June 30, 2003	From April 1, 2002 To June 30, 2002	From January 1, 2002 To June 30, 2002

REVENUE FROM FINANCIAL INTERMEDIATION	2,525,373	5,570,369	3,486,701	6,099,109
Lending operations	1,805,632	3,575,783	2,087,483	3,772,200
Leasing operations	17,693	40,341	42,617	73,050
Marketable securities	(108,854)	972,546	1,927,146	2,642,517
Derivative financial instruments	648,970	600,270	(629,874)	(499,527)
Foreign exchange transactions	27,427	95,058	33,921	67,862
Compulsory deposits	134,505	286,371	25,408	43,007

EXPENSES ON FINANCIAL INTERMEDIATION	(809,275)	(2,505,063)	(3,036,112)	(4,576,400)
Deposits and securities sold	(314,993)	(1,557,258)	(2,128,482)	(3,095,653)
Borrowings and onlendings	(81,467)	(251,137)	(294,826)	(450,680)
Provision for lending, leasing and other credits losses	(412,815)	(696,668)	(612,804)	(1,030,067)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,716,098	3,065,306	450,589	1,522,709

OTHER OPERATING INCOME (EXPENSES)	(1,151,074)	(2,041,826)	(139,175)	(820,801)
Services rendered	712,059	1,368,979	635,708	1,233,706
Insurance, annuity products and retirement plans premiums	867,455	1,571,947	506,279	1,029,557
Changes in technical provision for insurance, annuity products and retirement plans	(439,228)	(820,091)	(140,130)	(312,475)
Insurance claims	(187,852)	(394,046)	(186,046)	(351,844)
Private retirement plans benefits expenses	(159,900)	(261,996)	(96,991)	(198,431)
Selling, other insurance and private retirement plans expenses	(84,835)	(132,253)	(36,219)	(73,652)
Credit card selling expenses	(56,371)	(109,198)	(55,432)	(111,896)
Salaries, benefits, training and social security	(421,251)	(821,368)	(403,372)	(801,102)
Other administrative expenses	(677,423)	(1,339,427)	(638,016)	(1,256,306)
Financial transaction and other taxes	(163,638)	(321,036)	(145,714)	(309,564)
Equity in the results of associated companies	2,887	4,862	(12,918)	(10,886)
Other operating income	152,345	257,754	632,550	700,525
Other operating expenses	(695,322)	(1,045,953)	(198,874)	(358,433)

OPERATING INCOME	565,024	1,023,480	311,414	701,908

NON-OPERATING INCOME (EXPENSE)	6,241	15,780	(1,594)	(7,079)
Income	23,689	41,751	60,349	71,809
Expense	(17,448)	(25,971)	(61,943)	(78,888)

INCOME BEFORE TAXES AND PROFIT SHARING	571,265	1,039,260	309,820	694,829

INCOME TAX AND SOCIAL CONTRIBUTION	(222,837)	(371,144)	28,589	(49,223)
Provision for income tax	(77,647)	(151,742)	(61,799)	(161,228)
Provision for social contribution	(29,656)	(54,033)	(34,964)	(62,366)
Deferred tax asset	(115,534)	(165,369)	125,352	174,371

PROFIT SHARING	(45,847)	(101,479)	(43,619)	(100,971)
Management	(3,425)	(7,958)	(3,008)	(5,554)
Employees	(42,422)	(93,521)	(40,611)	(95,417)

NET INCOME BEFORE MINORITY INTEREST	302,581	566,637	294,790	544,635

MINORITY INTEREST	(30,090)	(75,825)	(41,686)	(69,455)

NET INCOME	272,491	490,812	253,104	475,180

Number of outstanding shares (Note 14a)	137,611,422,074	137,611,422,074	138,546,812,212	138,546,812,212
Net income per shares: R$	0.00198	0.00356	0.00183	0.00343

COMMENTS ON PERFORMANCE FOR THE QUARTER

The Brazilian Economy

The second quarter of the year showed some progress in the economic area, despite the contraction in demand. Country risk perception, as measured by the EMBI+ index, dropped even further, having reached 700 to 800 basis points towards the end of the first half of 2003, which led the foreign exchange rate to stabilize at R$ 2.872/US$.

Primary surplus up to June 2003 reached R$40 billion, above the target of R$34.5 billion for the first half-year period. Public debt reached 55.4% of GDP, almost 2% below the end of 2002 figure. Furthermore, the trade balance posted US$10.4 billion surplus for the first half of the year, bringing the accumulated figure for the last 12 months to US$ 21 billion, the country’s highest ever. Current account deficit was eliminated.

Inflation lost steam during the course of the second quarter. Average monthly inflation for this period was approximately 0.5%, vs. 1.7% per month over the first quarter of this year and 2.2% in the last quarter of 2002.

The drop in current inflation, as well as in the expectation for future inflation, allowed a reduction in interest rates starting in June. Moreover, as the market began anticipating a reduction in overnight interest rates, future interest rates (which had been pointing to a 29-30% a year rate at the beginning of 2003) moved to a projected annual interest rate of approximately 20% at the beginning of the second half of the year. This process of interest rate reduction might be an early indicator of a recovery of the level of activity in the economy.

The statistics available at the end of the first half of 2003 still show a gloomy economy. In June, seasonally adjusted industrial production was 3.6% below the level posted at the end of 2002 and 2.6% lower than March. Figures as of June, as an example, posted a credit growth of only 0.7% vs. December 2002 figures. Total credit as a percentage of GDP stood at 24.7%, in June, higher than the 24.3% of GDP reached in December 2002. As the economy recovers, driven by declining interest rates and lower compulsory deposits, we expect to see higher credit levels than those posted recently.

Net Income and Stockholders’ Equity

Unibanco

Operating income in the first half of 2003 amounted to R$1,023 million, reflecting a 45.7% growth compared to the first half of 2002. The main drivers of this growth were higher service revenues, administrative expenses under control, lower expense with provision for loan losses, and a more efficient hedging strategy on investments abroad. Operating income for the quarter reached R$565 million, up 23.4% and 81.7% compared to the first quarter of 2003 and the second quarter of 2002, respectively.

The first half of 2003 net income was also influenced by the increase in the expenses with provision for income taxes and social contribution. Losses resulting from the foreign exchange rate fluctuation on investments abroad, led by the 14.3% US dollar devaluation in the second quarter of 2003, are non-deductible, whereas gains from hedging are taxable. However, it is important to note that the final income tax and social contribution expense figures will be defined based on the year-end foreign exchange rate.

The second quarter of 2003 net income stood at R$273 million, 25.2% higher than previous quarter. The first half of 2003 net income reached R$491 million, a 3.4% growth year to year. Earnings per 1,000 of shares was R$1.98 for the second quarter of 2003 and R$3.56 for the first half of 2003, considering the average outstanding shares for the periods.

On July 21, 2003, the Board of Directors approved the payment interest on capital for the shareholders, as an advance against the mandatory dividends for 2003, in the amount of R$195,747, being R$1.361100 (R$1.156935 net of applicable tax) per 1,000 common shares and R$1.497200 (R$1.272620 net of applicable tax) per 1,000 preferred shares.The interest on own capital was calculated in accordance of article 9º of Law nº 9.249/95 and the corresponding tax benefit was R$66,544. The payment of interest on own capital was made as of July 31, 2003 and corresponding, net of applicable tax, to 35.68% of the net income for the six-month period, after constitution of legal reserve.

The Unit had interest on capital of R$2.781200 (R$2.364020 net of applicable tax) per 1,000 Units being R$1.284000 (R$1.091400 net of applicable tax) from Holdings and R$1.497200 (R$1.272620 net of applicable tax) from Unibanco. For each GDS there were interest on capital of R$1.390600 (R$1.182010 net of applicable tax).

The annualized return on average stockholders was 17.1% for the second quarter of 2003 compared to the 13.8% for the first quarter of 2003. The annualized return on average stockholders for the first half of 2003 was 15.2% compared to 16.2% for the same period of 2002. The annualized return on average assets was1.6% for the second quarter of 2003 and 1.4% for the first quarter of 2003.

Assets

Unibanco’s consolidated total assets reached R$66,091 million on June 30, 2003, representing a decrease of 5.6% for the quarter, and a growth of 4.3% year to year. Of this total, R$25,907 million were loans, R$16,326 million were marketable securities and derivative financial instruments - issued primarily by the federal government -, and R$8,330 million were interbank investments.

Loan Portfolio

In June 2003, the consolidated loan portfolio stood at R$26,195 million, an increase of 0.8% in the last 3 months and a decrease of 1.3% when compared to June 2002.

The Retail portfolio, including insurance, grew by 2.1% when compared to March 2003 and rose 3.3% vs. December 2002. Since Retail loans are not indexed to foreign currency, they were not affected by the fluctuation in the exchange rate. The loan portfolio from the credit card business grew by 10.0% quarter to quarter, higher than the 7.6% industry growth in the same period. The 5.4% drop year to year, was primarily due to a more prudent credit policy at Fininvest and the transferring of a portfolio from a Credicard affiliate.

The credit portfolio in the Wholesale segment, including Private Banking, posted a drop of 5.6% relative to the previous year. Credit operations not pegged to the US dollar rose by 3.3% during the same period, largely because of the growth in working capital and BNDES/Finame onlending portfolios, despite the appreciation of the real. The Wholesale portfolio for the quarter remained stable as the working capital loan portfolio posted an increase of 11.0%.

Up to December 2002, companies with revenues between R$25 million to R$80 million were classified as mid-sized. As of March 2003, this segment started to include companies with annual revenues falling between R$40 million and R$150 million. Overall, the large and middle market corporations portfolio remained stable, largely due to, on one side, the appreciation of the real and, on the other side, the poor credit demand.

Allowance for Loan Losses

As of June 30, 2003, the balance for the consolidated allowance for loan losses totaled R$1,481 million, representing 5.7% of the portfolio.

This allowance was composed of:

  R$566 million or 38.2% of the total, according to Resolution 2682, related to overdue credits;

  R$720 million or 48.6% of the total, according to risk parameters of Resolution 2682, related to falling due credit ;

  R$195 million, based on more conservative percentages than those required by the Regulatory Authority.

In June 2003, the balance of allowance for loan losses over the loan portfolio classified from E to H with past-due installments was 141.6% improving from 135.9% figure of June 2002.

As a result of the 2002 devaluation of the real, it became necessary to increase provisions, mainly for loans pegged to the US dollar. In 2003, with the appreciation of Brazil’s currency, the dollar indexed loan portfolio’s risk diminished and consequently the required provision.

Provisions for Loan Losses

Provisions for loan losses posted a drop of 32.3% in the first half of 2003 when compared to the same period last year, noteworthy was the reduction of R$122 million in Fininvest’s expenses with provisions year to year, representing a 43.9% drop. The better quality of the portfolio is also reflected by an improvement in the “net write-off over total loans”ratio, which dropped to 2.4% in the first half of 2003, vs. 2.7% in the first half of 2002.

Funding

The following table shows Unibanco’s consolidated funding:

R$ million
Funding Balance	Jun-03	Mar-03	Jun-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	37,981	40,257	34,600	-5.7	9.8
Total funds in foreign currency	13,991	16,201	15,282	-13.6	-8.4
Total funds	51,972	56,458	49,882	-7.9	4.2
Assets under management	23,025	19,691	20,056	16.9	14.8
Total funds + assets under management	74,997	76,149	69,938	-1.5	7.2

In June 2003, Unibanco’s overall funding reached R$74,997 million, including R$23,025 million in investment funds and assets under management, down 1.5% in the last 3 months and up 7.2% over the past year. Total local and foreign funding increased by 4.2% year to year, to R$51,972 million, on June 30 2003.

Funds and portfolios managed by UAM – Unibanco Asset Management, ended June 2003 with R$23,025 million in assets, representing a 14.8% growth year to year and 16.9% growth when compared to March 2003 (see also Businesses Highlights –Wealth Management).

The following table shows the local currency funding:

R$ million
Funds in Local Currency	Jun-03	Mar-03	Jun-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	37,981	40,257	34,600	-5.7	9.8
Total deposits	22,422	23,445	19,797	-4.4	13.3
Demand deposits	2,459	1,823	1,973	34.9	24.6
Savings deposits	5,170	5,247	4,793	-1.5	7.9
Interbank deposits	53	107	54	-50.5	-1.9
Time deposits	14,740	16,268	12,977	-9.4	13.6
Funds obtained in the open market	4,821	5,028	5,963	-4.1	-19.2
Debentures and mortgage notes	718	728	456	-1.4	57.5
Local onlendings (BNDES funds)	4,909	4,802	4,391	2.2	11.8
Subordinated Debt	248	235	-	5.5	0.0
Tech. provisions for insurance, capitaliz. and pension plans	3,716	3,353	2,565	10.8	44.9
Others	1,147	2,666	1,428	-57.0	-19.7

The following table demonstrates the foreign currency funding:

R$ million
Funds in Foreign Currency	Jun-03	Mar-03	Jun-02	Quarter Change (%)	Annual Change (%)
Total funds in foreign currency	13,991	16,201	15,282	-13.6	-8.4
Total deposits	1,556	1,731	1,605	-10.1	-3.1
Demand deposits	675	738	741	-8.5	-8.9
Savings deposits	265	275	157	-3.6	68.8
Interbank deposits	30	34	7	-11.8	328.6
Time deposits	586	684	700	-14.3	-16.3
Funds obtained in the open market	498	853	870	-41.6	-42.8
Local onlendings (BNDES funds)	293	364	338	-19.5	-13.3
Foreign onlendings	265	234	-	13.2	0.0
Finance lines for exports and imports	3,255	3,773	3,821	-13.7	-14.8
Eurobonds and commercial paper	3,742	4,006	3,504	-6.6	6.8
Subordinated Debt	575	682	578	-15.7	-0.5
Securitization	1,772	1,341	1,138	32.1	55.7
Other	2,035	3,217	3,428	-36.7	-40.6

Funding in foreign currencies posted a drop of 13.6% and 8.4% in the quarter and year to year, respectively, totaling R$13,991 million at the end of June 2003, mainly due to the appreciation of the real during the period.

Until July 2003, Unibanco raised approximately US$ 1 billion in funding through eight issuance of Eurobonds and one securitization transaction. Such funds raising presented decreasing costs and longer duration over the period, as shown on the table below:

Date	Issue Amount (million)	Term	Maturity	Coupon	Return
Jan/03	US$ 100	1 year	Jan/04	6.875%	7,000% p.y.
Feb/03	€ 50	6 months	Jul/03	6.750%	6,785% p.y.
Feb/03	US$ 100	9 months	Nov/03	6.000%	6,080% p.y.
Mar/03	US$ 125	6 months	Sep/03	5.000%	5,125% p.y.
Apr/03	US$ 100	1 year	Apr/04	5.250%	5,250% p.y.
May/03	US$ 75	18 months	Nov/04	5.625%	5,800% p.y.
May/03	€ 75	1 year	May/04	5.375%	4,570% p.y.
Jul/03	US$ 125	18 months	Jan/05	4.000%	4,000% p.y.

In June 2003, Unibanco launched a securitization transaction in the amount of US$225 million.The securitized assets were US dollar Payment Orders received and processed by Unibanco through its correspondent banks. The issuance will mature on July 15, 2009 and had two tranches, Series 2003-1 Notes with quarterly payments at US Dollar LIBOR plus spread of 425 bps, and Serie 2003-2 Notes with quarterly payments at 6.15% per annum.

On May 19, Unibanco signed the last US$ 25 million portion (with an one-year term) of a loan designed to finance exports of Brazilian companies. The funds are part of a larger, US$ 300 million operation, coordinated by the IFC (International Finance Corporation). This loan was obtained at an interest rate of Libor plus 2.25% per annum.

Tax Credits

The balance of tax credits totaled R$2,546 million in June 2003, compared to R$2,652 in March 2003, representing a decrease of 4.0% in the quarter and 9.9% year to year. In order to accelerate the recovery of tax credits, Banco Bandeirantes incorporated Banco Credibanco-Cartão Unibanco operations on April 30, 2003. In the same day, it was renamed to Unicard –Banco Múltiplo S.A.

Capital Adequacy Ratio

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 months
BIS Ratio at the beginning of the period	16.2	13.4
Changes in risk weighted assets	0.4	0.3
Changes in credit swap risk	0.0	0.1
Changes in market risk
Net foreign exchange exposure	-	1.1
Interest rates	-0.1	0.1
Stockholders' equity growth	0.2	1.7
BIS Ratio on June 30, 2003	16.7	16.7

The BIS ratio stood at 16.7%, well above the minimum required by the Brazilian Central Bank of 11%.

The table below shows the breakdown between Tier I and Tier II capital in June 2003.

	Reference Equity (R$ Million)	BIS ratio (%)
Tier I	7,022	15.0
Tier II	803	1.7

Total	7,825	16.7

Performance Overview

Results

Operating income for the first half of 2003 stood at R$1,023 million, up 45.7% when compared to the same period last year. The main drivers of this growth were a 10.9% increase in service revenues, a moderate 5.0% nominal growth in expenses, a reduction in expense with provision for loan losses of 32.3% and the hedging strategy for investments abroad.

Both revenues and expenses from financial intermediation were mostly affected by the foreign exchange rate fluctuation in the period. Financial margin after provisions was R$1,274 million in the second quarter of 2003, 32.4% growth compared to the second quarter of 2002, due mainly to a drop in provisions for loan losses of 32.6% (see Provisions for Loan Losses). The average spreads from the Retail and Wholesale portfolios posted a slight increase in the second quarter of 2003 compared to the first quarter of 2003. The net adjusted financial margin, considering the net impact on investments abroad, stood at 10.8% in the second quarter of 2003, as demonstrated in the following table:

R$ million
Financial Margin	2Q03	1Q03	2Q02	1S03	1S02
Revenue from financial intermediation	2,083	2,845	3,998	4,928	6,612
Expenses on financial intermediation	(396)	(1,412)	(2,423)	(1,808)	(3,546)
Financial margin (before provision for loan losses)	1,687	1,433	1,575	3,120	3,066
Provision for loan losses	413	284	613	697	1,030
Financial margin (after provision for loan losses)	1,274	1,149	962	2,423	2,036

Net Financial Margin (%)	10.8	8.5	11.4	9.5	11.3

Investments abroad totaled R$2.7 billion and R$3.3 billion at the end of June 2003 and March 2003, respectively. During the course of the second quarter of 2003, these investments were 100% hedged, neutralizing the foreign exchange rate fluctuation during the first half of the year. Income tax expenses and social contribution are affected by the non-deductibility of the exchange rate fluctuation in the first half of 2003, as shown below:

R$ million
Impact on Investments Abroad	2Q03	1Q03	2Q02	1S03	1S02
Exchange rate fluctuation on investments abroad	(442)	(200)	511	(642)	513
Hedge on investments abroad	470	135	(283)	605	(257)
Net impact before income tax	28	(65)	228	(37)	256

Tax effects	(150)	(68)	174	(218)	175

Net impact after income tax	(122)	(133)	402	(255)	431

During the first half of 2003, a total of approximately US$242 million in foreign investments, was remitted to Brazil in the form of dividends or as a capital reduction, as shown below:

  US$100 million, in January 2003;

  US$138 million, in May 2003;

  US$4 million, in June 2003.

Total investments abroad amounted to US$1 billion in June 2003, due to profits from the branches abroad during the first half of the year. In July 2003, additional US$53 million were remitted in the form of dividends.

The following table shows the balance of assets and liabilities in foreign and local currencies:

R$ million
	June, 30, 2003
	Local Currency	Foreign Currencies	Consolidated
Cash and due from bank / Interbank investments	7,117	2,010	9,127
Marketable securities	7,916	8,410	16,326
Trading	3,778	1,804	5,582
Available for sale	3,719	1,332	5,051
Held to maturity	17	5,166	5,183
Derivative financial instruments	402	108	510
Interbank accounts	4,831	144	4,975
Net loans	18,955	5,471	24,426
Loans	20,172	5,735	25,907
Allowances for loan losses	(1,217)	(264)	(1,481)
Other assets	10,137	1,100	11,237
Total assets	48,956	17,135	66,091

Deposits	22,422	1,556	23,978
Securities sold under repurchase agreements (open market)	4,821	498	5,319
Resources from securities issued	718	3,742	4,460
Interbank accounts	802	40	842
Borrowings and onlending	5,108	4,824	9,932
Financial derivative instruments	193	4	197
Other liabilities	10,163	3,599	13,762
Minority interest	754	-	754
Stockholders' equity	6,847	-	6,847
Total liabilities	51,828	14,263	66,091

Off-balance sheet Notional values, net	1,647	(1,385)	262
Operations to mature (with no exposure risk), foreign strategic shareholders and others		(1,491)

Net exposure - BIS ratio		(4)

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

R$ million
Fees from Services Rendered	2Q03	1Q03	2Q02	1S03	1S02
Banking fees and other fees and commissions	391	348	317	739	608
Credit Cards	246	238	257	484	507
Unicard / Fininvest	123	123	122	246	240
Credicard	123	115	135	238	267
Assets under management(1)	75	71	62	146	119
Total fees from services rendered	712	657	636	1,369	1,234
(1) Reclassification in the 1Q03 of R$11 million

In the second quarter of 2003 total fees amounted to R$712 million, an increase of 8.4% and 11.9% quarter to quarter and year to year, respectively.

The second quarter of 2003 banking fees of R$391 million grew by 23.3% over the second quarter of 2002. The growth was due to an increase in Unibanco’s customer base, with a higher client activation rate and a larger number of products per client, as well as several Mergers and Acquisitions transactions arranged by Unibanco during this quarter.

Fee revenues from the credit card business reached R$246 million in the second quarter of 2003, up 3.4% over the first quarter of 2003, mainly because of volume increase in Redecard’s total billings. The first half of 2003 fee income posted a drop of 4.5% year to year, primarily as a result of the transfering of portfolio from a Credicard affiliate in the last quarter of 2002.

Fee revenues from assets under management grew from R$71 million in the first quarter of 2003 to R$75 million in the second quarter of 2003, representing a 5.6% increase quarter to quarter. In April 2003, Unibanco started to provide administration services for a major asset manager of an important private pension fund. (see Main Businesses – Wealth Management).

The ratio of fee revenue over administrative and personnel expenses is used as an efficiency indicator for the conglomerate. This ratio, which measures recurrent revenues and expenses, increased from 61.0% in the second quarter of 2002 to 64.8% in the second quarter of 2003.

Personnel and Administrative Expenses

Managing cost in an efficient way has been a positive aspect at Unibanco. There are formal Investments, Projects and Cost Monitoring committees which help outline an environment of cost control. As a result, expenses have evolved at rates below inflation.

The first half of 2003 total personnel and administrative expenses increased R$103 million (5.0%) vs. the first half of 2002. In the second quarter of 2003, total personnel and administrative expenses presented a growth of R$36 million (3.4%) vs. the previous quarter.

The first half of 2003 personnel expenses increased by R$20 million (2.5%) when compared to the same period last year. As per the second quarter of 2003, expenses posted a growth of R$21 million (5.3%) over the first quarter of 2003.

The first half of 2003 administrative expenses rose by R$83 million (6.6%) related to the previous year. In the quarter, expenses grew by R$15 million (2.3%).

Businesses Highlights

Retail Bank

The ContAtiva (“Active Account”) program achieved its target of 1.8 million new bank accounts in February 2003, nine months ahead of the original schedule. The success of the program led to the introduction, also in February 2003, of the ContAtiva 2, which goal is to add 3.6 million customers over 5 years, in line with Unibanco’s strategic objective of permanent client base growth.

346,000 new accounts were opened in the first half of 2003. The mix of clients improved because the most profitable segments (UniClass Empresas, UniClass Pessoa Física and Empresas Exclusivo) had a larger share of this growth.

Current-account holders of 4.1 million, plus investors in savings accounts, and retirees reached 5.8 million clients under the Unibanco brand by the end of the first half of 2003. Taking into account the customers of the consumer finance subsidiaries (Fininvest, InvestCred and LuizaCred), the total client base of Unibanco Group reached 12.9 million. The average number of products per client stood at 5.7, above the 5.3 figure of June 2002.

Client Base

In million

13.1
13.2
12.4
12.9
7.7
1.1
2.9
3.9
5.2
1.1
3.0
3.5
5.6
0.9
2.5
3.3
5.7
1.1
2.5
3.5
5.8
3.0
0.7
4.0
3.7
BANDEIRANTES
UNIBANCO
FININVEST
PONTOFRIO
LUIZACRED
Dec- 99
Dec-00
Dec-01
Dec-02
Mar-03
Jun-03

Note: Unibanco includes saving account holders and retirees.

Unibanco and its associated companies, Fininvest, LuizaCred, InvestCred and Tecban (Banco 24 Horas), reached 12,809 points of service at the end of June 2003: 799 branches, 424 corporate-site branches, 77 in-store branches (inside supermarkets and stores), 109 Fininvest stores, 8,905 Fininvest points of sales (retailers), 155 LuizaCred stores, 354 InvestCred stores, and 1,986 Banco 24 Horas sites (ATMs).

Retail Bank Businesses

Credit Cards

In the credit card segment, Unibanco operates through its subsidiaries Unicard Banco Múltiplo S.A., Fininvest, as well as through Credicard Group (Credicard, Redecard and Orbitall).

Unicard

In April 2003, Banco Credibanco S.A. was incorporated by Banco Bandeirantes S.A., the latter being renamed Unicard Banco Múltiplo S.A. This company consolidates the credit card operations as well as Credibanco’s operations. Unicard’s posted net income of R$56 million in the second quarter of 2003.

Credicard Group

The Credicard Group – formed by the companies Credicard, Redecard, and Orbitall – posted net income of R$42 million in the second quarter of 2003. Revenues for the group were R$9.2 billion in the second quarter of 2003, up 21% year to year and 7.0% quarter to quarter. The volume of transactions increased by 17.2% in the first half of 2003, and expenses with loan losses decreased by 10.5%, compared to the same period of last year.

Fininvest

Fininvest had a net income of R$23 million for the second quarter of 2003. The change in the product mix and credit policies, implemented in the second quarter of 2002, resulted in a R$70 million reduction of loan losses in the second quarter of 2003 when compared to the second quarter of 2002, representing a 45.2% drop. The company, excluding LuizaCred, ended the second quarter of 2003 with R$1.1 billion in loans (15.4% down from the second quarter of 2002), 3.5 million active customers, and 109 stores in the country’s main markets.

LuizaCred

LuizaCred, Fininvest’s subsidiary, reached a net income of R$4 million in the second quarter of 2003, up 33.3% year to year. Total assets stood at R$257 million, a 51% growth vs. the second quarter of 2002. The volume of financed sales increased by 31% when compared to the second quarter of 2002, reaching R$123 million in the quarter and R$224 million in the first half of 2003.The company ended the first half of the year with 1.1 million active customers and R$236 million in loans, up 51.3% relative to the second quarter of 2002.

InvestCred

Banco InvestCred Unibanco posted net income of R$6.5 million in the second quarter of 2003. At the end of June, the loan portfolio totaled R$558 million and total active customers reached 2.5 million.

Banco Dibens

Banco Dibens posted net income of R$5 million in the second quarter of 2003. The bank ended the period with a R$1.3 billion loan portfolio, up 8.3% year to year, despite an auto market retraction over the period.

Capitalization

The annuity business of Unibanco Capitalização ended the second quarter of 2003 posting sales of R$67 million, up 4% when compared to the same period last year. Net income reached R$73 million for the second quarter of 2003.

Wholesale Bank

The Wholesale Bank currently services approximately 2,600 companies with annual sales over R$40 million, and some 300 domestic and international institutional investors. The coverage structure comprises of sector intelligence, regional offices, and presence in the main international financial centers.

From January to July 2003, Unibanco obtained funding amounting to roughly US$1 billion, through eight Eurobond issues plus one securitization operation. (please refer to Funding section for International funding in the period).

In Fixed Income Distribution, Unibanco Securities launched, at the beginning of the year, Unibanco AutoExec product thereby becoming the only Brazilian bank capable of trading, in real time, Brazilian securities issued abroad. By the end of the first half of the year, electronic trading had accounted for 27% of the total volume traded with clients. The introduction of this product helped Unibanco Securities to expand its operations to countries such as Hong Kong, Israel and Turkey, among others. Trading with clients and counterparts amounted to US$9 billion in both sovereign and corporate securities. This volume reflected a growth of roughly 110% relative to the first half of 2002. Approximately 60% of this amount concerned sovereign debt instruments. The other 40% were related to corporate securities. With respect to Unibanco’s funding in foreign markets, Unibanco Securities was responsible for the primary distribution of slightly more than 70% of the total, including issues in US dollars and Euros.

As one of the major financial agents in the BNDES (Brazilian Development Bank) onlendings segment, Unibanco was placed among the top three banks in the entity ranking for the last years. By the end of the first half of 2003, Unibanco was place third on the general BNDES ranking, and in second place on the ranking of the Export Financing Program – BNDES exim. Currently Unibanco has 15 projects at different stages of analysis at the BNDES, representing around R$250 million in disbursements for the second half of the year.

In terms of Project Finance advisory services, Unibanco was hired by Queiroz Galvão Perfurações S.A. and Coplex Petróleo do Brasil Ltda. to act as financial advisor and leader in the structuring of the Project Coral financing via an IFC US$25 million 5-year term funding. Unibanco was also the coordinating leader in a R$33.6 million 10-year term syndicated loan of BNDES for the Vale do Rosário project (expansion of the co-generation power station) of Cia. Açucareira Vale do Rosário.

In Mergers and Acquisitions, Unibanco advised Klabin in the sale of Riocell to Aracruz for US$610.5 million, the largest M&A transactions carried out in the Brazilian market in the first half of 2003. The bank also took part, in the first half of the year, in two other transactions involving media asset sales.

In Cash Management, some 83,000 customers use Unibanco’s cash management services, such as payment and credit. In the first half of the year, a new product called Compror CTF - Total Fleet Control was introduced in association with CTF Technologies do Brasil, Petrobras and Ipiranga, two fuel distributors. This product is designed for companies in transportation segment that operate with their own fleet throughout the country. At the end of the first half of the year, more than 100 transporters were already using this product.

Insurance and Private Pension Plans

The insurance and private pension funds businesses posted net income of R$57 million in the second quarter of 2003 .the second quarter of 2003’s revenues amounted to R$943 million, 59.6% above the second quarter of 2002 and above market growth in the period. Contributed to this growth the corporate segment’s performance, especially on the property risk coverage and private pension plans. The success of the concessionaires’ program in the retail segment along with the growth in sales of products for individuals in alternative channels, especially VGBL plans, also contributed to this revenues increase.

According to the Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), Unibanco’s insurance and pension fund companies ranked 3rd in consolidated terms with a 9.0% market share (May/2003 figures).

According to the latest industry data, released by SUSEP in May, Unibanco AIG Seguros maintained the top position in the coverage of property risks ranking, with premiums of R$268 million, up 23% vs. the second quarter of 2002. The company also maintained its leadership in D&O, extended warranties, international transportation, aviation, petrochemical risks, and risks associated with energy generation and distribution.

The combined ratio of the insurance companies in the second quarter of 2003 was 97.6% vs. the market projected average of 104%, based on figures from SUSEP up to May 2003. The company has the best combined ratio relative to its main competitors. The same ratio, under a broader concept, which includes the financial revenues (extended combined ratio) reached 88.7% in the second quarter of 2003.

The insurance companies’ technical reserves reached R$809 million at the end of the second quarter of 2003, up 12.2% vs. the second quarter of 2002.

Unibanco AIG Previdência earned R$13 million in net income in the second quarter of 2003, up 62.5% year to year. The second quarter of 2003 gross sales revenues reached R$443 million, up 234% year to year and 50.7% quarter to quarter. Revenue growth is connected to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts. VGBL was launched in September 2002, and had revenues of R$100 million in the second quarter of 2003. Unibanco AIG Previdência ranked second in pension plan sales until June 2003, with 12.8% market share, according to the ANAPP June 2003 official data.

As for the sale of corporate pension plans, according to ANAPP’s statistics for June 2003, Unibanco AIG Previdência ranked second in terms of accrued sales for the year, with a volume of R$429 million. The company services approximately 566,000 individual customers and 1,060 corporate clients.

In June 2003, technical reserves stood at R$2.7 billion, up 68.8% over the second quarter of 2002.

Wealth Management

Unibanco Asset Management – UAM ended the first half of 2003 with R$23 billion in assets under management, up 25,2% in the semester.

In May, the Fitch Atlantic Ratings risk committee confirmed an AAA rating for UAM, valid for 12 months. This rating is only granted to top quality asset management companies. Standard & Poor ’s also confirmed an AMP-1 rating for UAM, the highest in the scale used to evaluate management practices employed by fund managers.

Private Banking business maintained the growth pace of the previous half with total assets under management up 13.7% year to year.

According to ANBID data for May 2003, Unibanco Private Banking market share was 7.6% of total funds and managed portfolios in the segment.

Unibanco Pessoas (Human Resources)

In the first half of 2003, Unibanco hired some 2,100 professionals. The group’s total staff, in June 2003, totaled 26,520 professionals.

Concerning training and development, in the first half of 2003, R$6.5 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad.

Technology and Internet

The first half of 2003 investments in technology and system infrastructure totaled some R$55.2 million. The major investments were in mainframe hardware (R$13.5 million), infrastructure (R$6.2 million), and management information systems – MIS (R$5.5 million).

Unibanco’s Internet Banking user base continued to expand and reached 1.1 million people in June 2003, 43% above the number of June 2002 (774,000). The number of transactions reached 47 million in the first half of 2003, 52% above the number attained in the same period of last year. The Internet Banking service for companies, launched in 2002, has more than 100,000 customers, including previous clients of Micro 30 Horas (30-Hour PC) service and new customers.

Corporate Governance

Unibanco is listed in the São Paulo Stock Exchange (BOVESPA) since 1968. The Units – which each represent one Unibanco preferred share and one Unibanco Holdings class B preferred share – are listed since 1997. In the BOVESPA, Unibanco’s and Unibanco Holdings’ shares (UBBR3, UBBR4 and UBBR11) traded financial volume was R$ 285 million in the first half of 2003. In the New York Stock Exchange (NYSE), Unibanco’s and Unibanco Holdings’ Global Depositary Shares - GDS traded financial volume was US$ 821 million. The GDS (500 Units) program is maintained since 1997.

Repurchase Program

In May, Unibanco and Unibanco Holdings concluded their repurchase program launched in February 13, 2003. After a three-month period, 228,000,000 Unibanco’s preferred shares, 167,225,000 Units, and 372,900 GDSs were purchased, at an average cost of R$40.91 for each preferred share, R$98.91 per Unit, and US$13.77 per GDS. The volume repurchased, of approximately R$43 million, represents around 20% of the authorized limit in the repurchase program.

Conversion Offer, Exchange Offer and Global Offer

At the Unibanco Holdings extraordinary shareholders’ meeting held on April 28, 2003, permission was granted to convert class “A” preferred shares into class “B” preferred shares. The ratio of conversion will be one class “B” preferred share for every class “A” preferred share, at the discretion of Commerzbank Aktiengesellschaft, the only stockholder that owns class “A” preferred shares.

On July 10, as the “Company Announcement” published on August 1 informed, Unibanco Holdings submitted to the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) a request for registering the public offer of an Exchange Offer, in Brazil. The holders of Unibanco preferred shares and of Unibanco Holdings class “B” preferred shares have the right, at their discretion, to create Units. Each Unit represents one Unibanco preferred share plus one Unibanco Holdings preferred class “B” share. Units have greater liquidity than Unibanco’s preferred shares, although the latters are entitled to slightly higher dividends.

On August 1, both Unibanco and Unibanco Holdings called extraordinary shareholder meetings, scheduled for August 19, in order to decide on the proposal of allowing temporarily the conversion of common shares into preferred shares, and the conversion of common shares into class “B” preferred shares, respectively.

Mizuho Corporate Bank, Ltd. and Commerzbank confirmed to Unibanco and to Unibanco Holdings their intention to take part of the Exchange Offer and to convert the total amount of their Unibanco and Unibanco Holdings stake into Units.

Unibanco and Unibanco Holdings, in a Company Announcement released on August 1, announced that they agreed with Mizuho and Commerzbank to file a request for the registration, both in Brazil and in the United States, of a Global Offer of Units, including Units in the form of Global Depositary Shares – GDS, owned by these shareholders.

On August 4 and 8, requests for the registration of the public distribution of Units and GDSs were filed on the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) and on the US Securities and Exchange Commission (SEC), respectively.

It is expected that the Global Offer will take place at some point between September and October 2003, subject to the approval of the relevant authorities. This event may result in a significant improvement of Units liquidity.

CVM (Brazilian Securities Commission) Instruction 381

In order to ensure the independence of its auditors, Unibanco’s policy is not took on services other than auditing agreement in an amount higher than 5% of the total cost of external audit. In addition, we inform that during the six-months period ended June 30, 2003 and 2002 we have only took on services from ours auditors those related with audit.

Social Responsibility

The Unibanco Institute, created in 1982, to coordinate a wide range of social initiatives sponsored by the bank, has been reconfigured last year, to concentrate its efforts on education. The renewed goal is to pursue projects related to preparing the youth, not only for the job market but also for a more pro-active citizenship role in society. Just as the Moreira Salles Institute became a benchmark in cultural promotion, Unibanco Institute seeks recognition with educational projects as a primary source of transformation.

One of Unibanco’s Institutes programs is Unibanco Ecologia (Unibanco Ecology). Since its beginning 12 years ago, it has helped more than 130 municipalities in Brazil. The program is centered on environment conservation education. Thus, projects such as building environmental education centers, setting-up workshops, training teachers in this field and implementing plant nurseries training centers are examples of the type of initiative implemented by Unibanco Ecologia.

During the first half of 2003, the Moreira Salles Institute continued to pursue its line of cultural activities, focused on cinema, photography, literature, fine arts and Brazilian music. Twenty-six exhibits were held in its facilities, which include four cultural centers and two galleries, in addition to technical reserves of music and photography. Twenty-one of these exhibitions were recently launched, and the other 5 are already part of Unibanco’s integrated circuit. Jointly, they drew roughly 70 thousand visitors. As for the Unibanco cinemas (Espaços Unibanco de Cinema and Unibanco Arteplex), which offer 43 movie theaters spread out over six cities, under the coordination of the Institute, the total public reached 1.6 million people. Moreover, the Moreira Salles Institute expanded its musical collection by acquiring the collection of the journalist and producer Walter Silva, consisting of 162 magnetic tapes totaling some 700 hours of recordings. Additionally, 30 publications were edited, such as catalogs, folders, bulletins, monthly programs and others.

(Convenience translation into English from the original previously issued in Portuguese )

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR     DATE - JUNE 30, 2003    Corporate Legislation
FINANCIAL INSTITUTION

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % INTEREST ON SUBSIDIARY CAPITAL	6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Thousand)		9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Thousand)

01	UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD.	NON LISTED SUBSIDIARY COMPANY	100.00	18.50
INDUSTRIAL, COMMERCIAL AND OTHERS		1,302	1,302

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL INSTITUTION
01475-3	DATE – JUNE 30, 2003	Corporate Legislation
	QUARTERLY INFORMATION	Corporate Legislation

OTHER MATERIAL INFORMATIONS FOR THE COMPANY

The following information were elaborated as from June 30, 2003.

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect:

		Common shares/quotas		Preferred shares/quotas		Total
	Shareholders´
Shareholders	nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco – União de Bancos Brasileiros S.A.
- Unibanco Holdings S.A.	Brazilian	72,995,091,491	96.59	10,059,542,485	15.40	83,054,633,976	58.95
- Treasury stocks		-	-	3,274,411,244	5.01	3,274,411,244	2.33
- Other		2,573,652,858	3.41	51,983,135,240	79.59	54,556,788,09	38.72
Total		75,568,744,349	100.00	65,317,088,969	100.00	140,885,833,318	100.00

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	24,777,810,578	66.72	224,342,079	0.48	25,002,152,657	29.65
- Caixa Brasil SGPS, S.A.	Portuguese	3,713,843,587	10.00	6,758,000,000	14.32	10,471,843,587	12.42
- Commerzbank Aktiengesellschaft	German	3,335,935,602	8.98	6,315,541,338	13.38	9,651,476,940	11.44
- Mizuho Corporate Bank Ltd.	Japanese	2,287,912,752	6.16	-	-	2,287,912,752	2.71
- Treasury stocks		-	-	1,275,842,318	2.70	1,275,842,318	1.52
- Other		3,022,933,354	8.14	32,618,314,688	69.12	35,641,248,042	42.26
Total		37,138,435,873	100.00	47,192,040,423	100.00	84,330,476,296	100.00

E. Johnston Repres. e Part. S.A.
- E. Johnston Participações Ltda.	Brazilian	13,785,728,606	85.52	91,506,010	3.12	13,877,234,616	72.83
- Fernando Roberto Moreira Salles	Brazilian	-	-	194,725,893	6.64	194,725,893	1.02
- Walther Moreira Salles Júnior	Brazilian	778,903,572	4.83	-	-	778,903,572	4.09
- Pedro Moreira Salles	Brazilian	778,903,572	4.83	1	-	778,903,573	4.09
- João Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Treasury stocks		194,725,893	1.20	286,527,861	9.77	481,253,754	2.52
- Other		-	-	2,360,029,851	80.47	2,360,029,851	12.38
Total		16,122,439,322	100.00	2,932,789,616	100.00	19,055,228,938	100.00

E. Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	-	-	40	16.66	40	8.34
- Walther Moreira Salles Júnior	Brazilian	90	37.50	70	29.17	160	33.33
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- João Moreira Salles	Brazilian	60	25.00	60	25.00	120	25.00
Total		240	100.00	240	100.00	480	100.00

(b) The characteristics and the quantity of securities issued by Unibanco – União de Bancos Brasileiros S.A. that are direct or indirect held by the majority shareholder (Unibanco Holdings S.A.), the Directors and the Executive Officers:

Quantity of shares/units/gds
	Investments		Preferred	+ Preferred class
	in Unibanco		(UBB)	"B" (holdings)
	Common shares	Preferred shares	UNITS	GDS
Controller Shareholders	72,995,091,491	10,059,542,485	-	-

Directors	11,660	2	76,696,236	-

Executive Officers	9,000	1,000,000	51,046,050	-

(c) Changes in the direct and indirect ownership hold by the majority shareholder, the Directors and the Executive Officers, since June 30, 2002:

	June 30, 2002	June 30, 2003
Controller shareholders
Common shares	72,995,091,491	72,995,091,491
Preferred shares	10,413,237,556	10,059,542,485

Directors
Common shares	11,660	11,660
Preferred shares	-	2
UNITS - Preferred (UBB) + Preferred class “B” (Holdings)	116,996,236	76,696,236

Executive Officers
Common shares	-	9,000
Preferred shares	1,000,000	1,000,000
UNITS - Preferred (UBB) + Preferred class “B” (Holdings)	61,879,743	51,046,050

(d) Quantity of outstanding shares and its percentage related to the issued total shares,

Common shares	%	Preferred shares	%	Total	%
2,573,652,858	3.41	51,983,135,240	79.59	54,556,788,098	38.72

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 20, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers